7/27


06017676

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Kenedix Realty Investment Corporation

*CURRENT ADDRESS 6-2, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-0005, Japan

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35028 FISCAL YEAR 4/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: CBl

DAT : 10/19/06

Translation Purpose Only

Kenedix Realty Investment Corporation Report for the First Fiscal Period

To Our Investors

Kenedix Realty Investment Corporation (or the "Investment Corporation") was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange on July 21, 2005. With the support of our investors, we have made an excellent start toward greater success, and I would like to thank all stakeholders for their understanding and encouragement.

In our first semiannual report, I am pleased to report strong results for our first fiscal period. Coinciding with our public listing, the Investment Corporation acquired 29 properties for a total cost of ¥61,083 million on an acquisition price basis. During the fiscal period under review, we purchased another two properties for a total cost of ¥8,049 million. In addition, the Investment Corporation undertook external debt financing to fund the aforementioned investment asset acquisitions and ensured a high ratio of long-term fixed-rate debt for the purpose of reducing risk associated with an increase in interest rates. Accounting for the aforementioned factors, we reported operating revenues of ¥1,196 million, ordinary income of ¥243 million and net income of 242 million for the first fiscal period. Cash distributions for the fiscal period under review were ¥3,052 per unit.

Looking at its second fiscal period and beyond, the Investment Corporation in concert with Kenedix REIT Management, Inc. (or the "Asset Management Company") will continue to pursue stable growth from a medium- and long-term perspective. We offer our sincere appreciation to all stakeholders for continuing to share and support our vision.

Taisuke Miyajima
Executive Director, Kenedix Realty Investment Corporation
CEO and President, Kenedix REIT Management, Inc.

Contents

Investment Highlights

Cash Distributions for the First Fiscal Period (May 6, 2005 to October 31, 2005): ¥3,052 per unit

Notes:

1. The first fiscal period commenced on May 6, 2005 and ended on October 31, 2005, a period of 179 days.
2. The Investment Corporation was listed on the Tokyo Stock Exchange on July 21, 2005. On August 1, 2005, the Investment Corporation acquired an initial 29 properties. Thereafter, The Investment Corporation acquired one property on September 21, 2005 and another property on September 30, 2005.
3. The actual operating period commenced on August 1, 2005, the date of initial investment property acquisition and ended on October 31, 2005, a period of 92 days.

Investment Highlights (Millions of yen except per unit data)

	Previous Forecast for the First Fiscal Period	Results for the First Fiscal Period	Forecast for the Second Fiscal Period
Operating Revenues	¥1,072	¥1,196	¥2,814
Operating Income	-	¥589	-
Ordinary Income	-	¥243	¥1,035
Net Income	¥219	¥242	¥1,034
Distribution per Unit	¥2,759	¥3,052	¥13,000

Notes:

1. The operating forecasts for the first fiscal period are based on certain pre-conditions and assumptions valid as of July 21, 2005.
2. The operating forecasts for the second fiscal period are based on certain pre-conditions and assumptions valid as of December 15, 2005. Actual results may differ significantly from forecasts for a variety of factors including changes in real estate rental revenues due to tenant movements, changes in the Investment Corporation's property portfolio, changes in interest rates and the additional issue of new investment units. As a result, the Investment Corporation does not guarantee forecasts. Forecasts are also based on information contained in the Investment Corporation's Financial Report (*kessan tanshin*) for the first fiscal period (May 6, 2005 to October 31, 2005) publicly disclosed on December 15, 2005. (The Investment Corporation's Financial Report can be found on its Web site. Please refer to page 52 of this report for the URL and other Web site information.)

Financial Results

	First Fiscal Period
Total Assets	¥77,325 million
Total Unitholders' Equity	¥44,527 million
Unitholders' Equity to Total Assets	57.6%
Unitholders' Equity per Share of Common Stock	¥561,008

Q&A

Q. What characteristics define Kenedix Realty Investment Corporation?

A. Kenedix Realty Investment Corporation is a diversified real estate investment trust that primarily invests in office buildings, residential properties, retail properties and other real estate assets. In specific terms, the Investment Corporation focuses on medium-sized office buildings located in the Tokyo Metropolitan area as well as residential properties and urban-type retail properties in densely populated flourishing districts. Kenedix Realty Investment Corporation has appointed Kenedix REIT Management, Inc. as its Asset Management Company.

Q. What are the special features of the Asset Management Company?

A. Kenedix REIT Management, Inc. is a wholly owned subsidiary of Kenedix, Inc., a company listed on the First Section of the Tokyo Stock Exchange and a pioneer in the real estate investment management industry. The Asset Management Company receives the full support of its parent company including personnel and information exchange.

Accordingly, the Asset Management Company boasts specialized knowledge of real estate and finance markets. In this manner, Kenedix REIT Management, Inc. leverages the experience and know-how of Kenedix, Inc. and its group companies.

As an independent asset management company, Kenedix REIT Management, Inc. strives to deliver a full range of services based on investors' perspectives. Consistent with the philosophy of the Kenedix Group, the Asset Management Company is comprised of individuals committed to realizing this investor-oriented objective.

Guided by this common theme, the Asset Management Company is also characterized by its teamwork and vitality. Unlike other participants in the J-REIT market, Kenedix REIT Management, Inc. employs new graduates. Combining the long-standing experience of its parent company with the energy of youth, the Asset Management Company continues to develop a dynamic corporate culture and power.

Basic Policies

Q. What is "KENEDIX Selection"?

A. "KENEDIX Selection" is the name given to the Investment Corporation's diversified investment portfolio. It refers to a selection process that adopts a three-point investment criteria based on property type, area and size, and incorporates a dynamic and flexible investment stance that accurately reflects the operating environment and market trends, in its aim to ensure a timely response to each and every opportunity.

Imperative to "KENEDIX Selection" is the ability to capitalize on market and property trends while at the same time taking action in a timely fashion.

Q. What are the Investment Corporation's three-point investment criteria in more detail?

A. Each property is defined in terms of its type, area and size. In evaluating an investment property, the Investment Corporation will take into consideration the individual characteristics of each potential purchase and the impact on the portfolio as a whole.

In principle, the Investment Corporation maintains the following investment criteria and ratios:

- Type	As a percentage of the entire investment portfolio, the Investment Corporation will invest more than 50% in office buildings, more than 20% in residential properties and less than 30% in retail and other properties.
- Area	As a percentage of the entire investment portfolio, properties located in the Tokyo Metropolitan area will exceed 70% with less than 30% located in other regional areas.
- Size	The Investment Corporation will invest in office buildings and retail properties with an acquisition price exceeding ¥1,000 million and in residential properties price with an acquisition price exceeding ¥500 million. Investment in a single property will not exceed 30% of the total investment portfolio after acquisition.

Growth Potential

Q. What is the Investment Corporation's property acquisition strategy?

A. The Investment Corporation leverages a Multi-Pipeline of real estate and market information gathered through the original network of the Asset Management Company and the support line of the Kenedix Group. The Asset

Management Company boasts experienced personnel transferred from the Acquisition Department of Kenedix, Inc. with an extensive network comprising specialists in the finance, construction, property development, investment fund, corporate, real estate intermediary, legal and accounting fields. This network is expected to provide the platform for future external growth.

The Investment Corporation also receives information from its support line with the Kenedix Group relating to pension funds, private-placement funds, development and real estate proposals. The Investment Corporation has executed a Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd. under which it maintains a preferential position regarding investment property acquisition.

Another distinguishing feature of the support line is the property warehousing function. In utilizing this function, the Investment Corporation maintains a flexible position in the acquisition of investment properties, minimizing the incidence of lost opportunities.

Q. What steps does the Investment Corporation take with regard to property management?

A. The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company. This decision was made to ensure a single point of contact for all matters relating to property management, to ensure a unified approach and procedure, and to enhance response times and the quality of service.

Furthermore, scale merits apply in connection with building management, property insurance and other management activities, which collectively contribute to a lighter administrative burden and reduced costs.

In specific terms, the Asset Management Company has undertaken a variety of activities including repairs, maintenance and renovation of existing properties with the aim of increasing rental rates and occupancy.

Examples of activities:

- Improve common areas including toilets and entrances, increase property competitiveness through renewal and upgrade
- Ascertain tenants needs through tenant satisfaction surveys
- Enhance tenant communication (decorate entrance halls and common areas to reflect seasonal events such as Christmas and the New Year, present greeting cards and flowers to new tenants)
- Strengthen leasing activities through close ties with leasing intermediaries.

Finance Strategy

Q. What benchmark have you established for interest-bearing debt, and what are the Investment Corporation's debt financing policies?

A. The Investment Corporation is conscious of maintaining a prudent financial strategy together with an appropriate balance between total assets and interest-bearing debt. Currently, the ratio is set between 35 to 50%. From its incorporation, the Investment Corporation has undertaken debt on an unsecured and unguaranteed basis. This reflects the high credit standing of the Investment Corporation and an acknowledgement by financial institutions of the quality of investment properties, investment policies and the Asset Management Company's personnel and management.

Q. What measures does the Investment Corporation have in place to manage the risk of future increases in interest rates?

A. In principle, the Investment Corporation enters into fixed-rate interest-rate swap agreements to offset the risk of future increases in interest rates for long-term debt. In addition, the Investment Corporation will consider procuring long-term fixed-rate funds through the issue of corporate bonds.

Trends in Investment Unit Prices

The Investment Corporation's investment unit certificates were first listed on the Tokyo Stock Exchange on July 21, 2005. Trends in investment unit price and trading turnover from the date of public listing to the close of its first fiscal period, October 31, 2005, are provided in the following table.


Volume (Unit)
2,500
2,000
1,500
1,000
500
0
KRI Closing Price (Yen)
620,000
615,000
610,000
605,000
600,000
595,000
590,000
585,000
580,000
575,000
570,000
2005/7/21
2005/8/5
2005/8/22
2005/9/6
2005/9/22
2005/10/11
2005/10/26
Volume
KRI Closing Price

Comaperison with the Tokyo Stock Exchange REIT Index


108
106
104
102
100
98
96
94
92
2005/7/20
2005/8/8
2005/8/23
2005/9/9
2005/9/27
2005/10/14
2005/10/31
Investment Unit Price
Tokyo Stock Exchange REIT Index

Notes:

1. The Tokyo Stock Exchange REIT Index is a capitalization-weighted index based on all REITs listed on the Tokyo Stock Exchange.
2. The issue price as of the payment date, July 20, 2005, for the additional issue of new investment units of the Investment Corporation and the Tokyo Stock Exchange REIT Index as of July 20, 2005 are identified as base rates, each totaling 100. Trends in the Investment Corporation's investment unit price and the Tokyo Stock Exchange REIT Index are relative to this base rate of 100.

Details of the Unitholders

Classification	No. of Unitholders	Percent of Unitholders	No. of Investment Units	Percent of Investment Units
Individuals	6,784	95.08%	17,989	22.66%
Financial Institution(including securites companies)	149	2.08%	38,862	48.96%
Other Domestic Companies	172	2.41%	9,837	12.39%
Foreign Companies and Individuals	30	0.42%	12,682	15.97%
Total	7,135	100.00%	79,370	100.00%

External Growth Strategy

Kenedix Realty Investment strives to ensure a continuous flow of investment property acquisition opportunities together with stable investment portfolio growth through the development of a multi-pipeline information source and flow.



Real Estate Market
Financial Institutions
Corporate Sector
Construction Companies/ Property Developers
Investment Funds
Kenedix, Inc./Kenedix Advisors Co., Ltd.
Brokerage
3
Warehousing
Development Projects
Private Funds
Pension Funds (Note)
1 Original Network of the Asset Management Company
2 Support Line
Multi-Pipeline
KENEDIX
Kenedix REIT Management, Inc.
Asset Management
KENEDIX
Kenedix Realty Investment Corporation
Kenedix Realty Investment maintains the following framework in its efforts to acquire investment properties:
1 Original network of the Asset Management Company
2 The support line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.
3 The warehousing function provided by Kenedix, Inc.

External Growth Support Provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd. (Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.)

The Investment Corporation receives support in the acquisition of investment properties from Kenedix, Inc. and its wholly owned subsidiary Kenedix Advisors Co., Ltd. in accordance with the Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd., executed among the Investment Corporation, Kenedix REIT Management, Inc., Kenedix, Inc. and Kenedix Advisors Co., Ltd.



Kenedix
Information of property dispositions by third parties / Properties for proprietary investment
Properties of Private Funds
Warehousing
Second priority for information/
①
Exclusive offer /
Exclusive offer to sell
Kenedix Advisors Co., Ltd.
②
Properties of Pension Funds
offer
③
④
Kenedix Realty Investment Corporation
Asset management
Kenedix REIT Management

Overview of Kenedix, Inc.

With significant expertise in real estate and real estate finance, Kenedix, Inc. is engaged in three core business activities including

1. Real Estate Investment Advisory Business (asset acquisition, brokerage and consulting)
2. Asset Management Business (real estate management, maintaining and increasing corporate value)
3. Investment Management Business (investment in debt securities backed by real estate and loan recovery)
   Kenedix, Inc. was listed on the Second Section of the Tokyo Stock Exchange on December 12, 2003 and on the First Section of the Tokyo Stock Exchange on December 1, 2004. On May 1, 2005, the company was renamed to Kenedix, Inc. from Kennedy-Wilson Japan Co., Ltd.

Kenedix, Inc. and Kenedix Advisors Co., Ltd. Management Results

Asset Under Management ("AUM") held by Kenedix, Inc. and Kenedix Advisors Co., Ltd.



AUM (Hundred Millions of Yen)
3,000
2,500
2,000
1,500
1,000
500
0
190
684
837
1,058
2,403
3,017
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Jun-05
Office
Residential
Retail
Logistics
Other

Source: Kenedix, Inc., as of June 30, 2005

Note: Includes properties owned by Japan Logistics Fund, Inc. and managed by an affiliated company of Kenedix, Inc.

Accumulated Amount of Assets Sold by Kenedix, Inc.



Accumulated Assets Sold (Hundred Millions of Yen)
1,400
1,200
1,000
800
600
400
200
0
0
0
162
0
503
302
622
302
1,027
399
1,196
426
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Jun-05
Accumulated Assets Sold
Accumulated Assets Sold to JREIT

Source: Kenedix, Inc., as of June 30, 2005

Development of Kenedix, Inc.'s Investment Properties



Development Size (Hundred Millions of Yen)
500
400
300
200
100
0
43
63
424
Dec-03
Dec-04
Dec-05
Development Size

Source: Kenedix, Inc.

Note: Development size is reported as a lump sum in full in the year of development completion based on the real estate development proposal acquisition price or the scheduled acquisition price.

Kenedix, Inc. and Kenedix Advisors Co., Ltd. Pension Fund Establishment Results		
Fund	Property Details	Established
1	Office Buildings, Residential Properties	Nov. 2003
2	Office Buildings	Nov. 2003
3	Office Buildings, Residential Properties	Apr. 2004
4	Residential Properties, Office Buildings	Sep. 2004
5	Residential Properties, Office Buildings	Mar. 2005
6	Residential Properties, Office Buildings	Jul. 2005
7	Residential Properties, Office Buildings	Aug. 2005

Source: Kenedix, Inc.

Note: On August 1, 2005, the Investment Corporation acquired assets relating to Funds No.'s 1 and 3.

Internal Growth Strategy

The Investment Corporation strives to ensure internal growth by adopting the following management and operational strategies.

1. Maintain and Increase Stable Revenues
   a. Maintain close relationships with tenants with the aim of increasing tenant satisfaction
   b. Undertake flexible leasing activities that promptly match shifts in tenant trends and fluctuations in the leasing market
   c. Formulate and implement a systematic capital expenditure plan for each investment property that encompasses long-term repairs as well as maintenance in order to maximize competitive advantage including asset value

Examples of initiatives implemented during the first fiscal period:

Hakata-Ekimae Dai-2 Building (Installation of a relaxation room)







Prior to construction

After construction



Office buildings (Installation of heated toilets with automatic cleaning function)
197 toilets newly installed across nine office buildings

2. Reduce Management and Operating Costs
   a. Periodic review of property management standards to ensure relevance
   b. Reduce expenses including overhead and operating costs

3. Secure Efficiency through Scale Merits and Centralized Property Management
   a. Appointment of a single property management company under the guidance of the Asset Management Company

b. Increase efficiency through standard management specifications and procedures

c. Introduce a compensation system linked to real estate rental revenues and operating income after expenses

Internal Growth Support from Kenedix Advisors Co., Ltd.

- After assessing its level of experience, expertise and capabilities, the Investment Corporation appointed Kenedix Advisors Co., Ltd. as its property management company.
- The Investment Corporation has also positioned Kenedix Advisors Co., Ltd. as master lease company for its investment portfolio. From its position as master lessor and property management company, Kenedix Advisors Co., Ltd. is expected to maintain close ties with tenants and to secure increased property value.
- Kenedix REIT Management, Inc. will periodically review and assess the activities of Kenedix Advisors Co., Ltd., in its function as the property management company, and to monitor performance as required on behalf of the Investment Corporation.

Portfolio Composition

- Type

Total of 29 initial properties (As of August 1, 2005)


16.2%
31.1%
52.7%

As of October 31, 2005


17.9%
54.6%
27.5%

- Area

Total of 29 initial properties (As of August 1, 2005)


3.7%
96.3%

As of October 31, 2005


11.4%
88.6%

- Size

Total of 29 initial properties (As of August 1, 2005)


5,000m yen-10,000m yen 34.4%
1,000m yen 13.4%
1,000m yen-2,000m yen 17.7%
2,000m yen-5,000m yen 34.3%

As of October 31, 2005


5,000m yen-10,000m yen 39.8%
1,000m yen 12.3%
1,000m yen-2,000m yen 16.3%
2,000m yen-5,000m yen 31.4%

Total Acquisition Price	69,132 million yen	Weighted-Average Portfolio Age	11.4 years
Total Number of Properties	31 properties	Occupancy Ratio	96.6 %
Portfolio PML	6.50 %	Total Leasable Floor Space	81,298.67 m²

Portfolio Development Policy

The Investment Corporation strives to develop a diversified portfolio by focusing on its three-point investment criteria based on property type, area and size, along with balanced risk/return.

Type

	Type of Use		Investment Ratio Target (Note)
Classification	Office Buildings	Office buildings for leasing purposes as their principal use	More than 50%
	Residential Properties	Residential properties for leasing purposes as their principal use	More than 20%
	Retail Properties	Urban-type retail properties located in densely populated flourishing districts	Less than 30%
	Other	Amusement parks, business hotels, parking, educational, medical, and health care-related facilities, low-lying leasehold land and other	

(Note) The investment ratio target is the investment in each asset classification, based on acquisition price, as a percentage of the total investment portfolio.

Area

	Area		Investment Ratio Target (Note)
Classification	Tokyo Metropolitan Area	Major cities in Tokyo, Kanagawa, Saitama, and Chiba prefectures	More than 70%
	Other Regional Areas	Primarily government-designated cities in major regional areas	Less than 30%

(Note) The investment ratio target is the investment in each asset classification, based on acquisition price, as a percentage of the total investment portfolio.

Size

Classification		Acquisition Price
Minimum Investment	Office Buildings, Retail Properties, Other	More than 1.0 billion yen per investment
	Residential Properties	More than 0.5 billion yen per investment
Maximum Investment		Investment in a single property shall not exceed 30% of the total investment portfolio after acquisition

Property Portfolio

Category	Area	No.	Name	Location	Acquisition price (mn yen)(Note1)	Ratio(%)(Note2)
Office Buildings	Tokyo Metropolitan Area	A-1	Nihonbashi 313 Building	Chuo-ku, Tokyo	5,940	8.6
		A-2	Sogo Hirakawacho Building	Chiyoda-ku, Tokyo	5,180	7.5
		A-3	Higashi-Kayabacho Yuraku Building	Chuo-ku, Tokyo	4,450	6.4
		A-4	Noir Hatchobori	Chuo-ku, Tokyo	3,680	5.3
		A-5	K&Y Building (Southern Plaza)	Nakano-ku, Tokyo	2,533	3.7
		A-6	Harajuku F.F. Building	Shibuya-ku, Tokyo	2,450	3.5
		A-7	FIK Minami Aoyama	Minato-ku, Tokyo	2,270	3.3
		A-8	Kanda Kihara Building	Chiyoda-ku, Tokyo	1,950	2.8
		A-9	NKK Building	Shinjuku-ku, Tokyo	1,610	2.3
		A-10	Koishikawa Yoshida Building	Bunkyo-ku, Tokyo	704	1.0
	Other Regional Areas	A-12	Portus Center Building	Sakai, Osaka	5,570	8.1
		A-11	Hakata-Ekimae Dai-2 Building	Fukuoka, Fukuoka	1,430	2.1
			[illegible]		[illegible]	[illegible]
Residential Properties	Tokyo Metropolitan Area	B-1	Storia Sirokane	Minato-ku, Tokyo	3,150	4.6
		B-2	Tre di Casa Minami Aoyama	Minato-ku, Tokyo	2,460	3.6
		B-3	Court Mejiro	Shinjuku-ku, Tokyo	1,250	1.8
		B-4	Apartments Motoazabu	Minato-ku, Tokyo	1,210	1.8
		B-5	Apartments Wakamatsu-Kawada	Shinjuku-ku, Tokyo	1,180	1.7
		B-6	Court Nihonbashi Hakozaki	Chuo-ku, Tokyo	1,130	1.6
		B-7	Side Denenchofu	Ota-ku, Tokyo	1,110	1.6
		B-8	S-court Yokohama-Kannai II	Yokohama, Kanagawa	945	1.4
		B-9	Court Motoasakusa	Taito-ku, Tokyo	880	1.3
		B-10	Storia Todoroki	Setagaya-ku, Tokyo	877	1.3
		B-11	Bloom Omotesando	Shibuya-ku, Tokyo	875	1.3
		B-12	Clair Court Rokakouen	Setagaya-ku, Tokyo	831	1.2
		B-13	Human Heim Okachimachi	Taito-ku, Tokyo	830	1.2
		B-14	Court Shinbashi	Minato-ku, Tokyo	748	1.1
		B-15	Court Suitengu	Chuo-ku, Tokyo	659	1.0
	Other Regional Areas	B-16	Abreast Hara	Nagoya, Aichi	444	0.6
		B-17	Abreast Hirabari	Nagoya, Aichi	407	0.6
			Total of 17 Residential Properties		18,986	27.5
[illegible]	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	Shibuya-ku, Tokyo	9,900	14.3
		C-2	Yoyogi M Building	Shibuya-ku, Tokyo	2,479	3.6
			Total of 2 Retail Properties		12,379	17.9
			Grand Total		69,132	100.0

Structure/ Floor(Note3)		Year built(Note4)	Total Leasable Floor Space(m²)(Note5)	Total No. of Leasable Residences(Note6)	Occupancy Ratio(%)(Note7)
SRC	B2F9	Apr-74	5,901.12		100.0
SRC	B3F10	Mar-88	4,440.06	4	100.0
SRC	B1F9	Jan-87	4,413.17		86.5
SRC·RC	B1F8	Jun-93	3,325.04		93.1
SRC	B1F11	Aug-92	4,391.37	17	95.3
SRC	F11	Nov-85	3,068.36		100.0
SRC	B1F9	Nov-88	1,823.64		100.0
SRC·RC·S	B1F8	May-93	1,945.55		100.0
SRC·S	F9	Jun-92	2,105.18		100.0
SRC	B1F9	Oct-92	1,594.18		100.0
SRC·S	B2F25	Sep-93	11,520.47	-	100.0
SRC	F9	Sep-84	3,691.63	-	88.0
			[illegible]	[illegible]	[illegible]
SRC·S	B2F13	Feb-03	3,617.32	46	95.1
RC	B1F6	Feb-04	1,680.79	18	95.3
RC	B1F3	Mar-97	2,046.79	20	100.0
RC	F11	Jan-04	1,350.74	22	94.2
RC	F12	Feb-04	1,607.43	33	97.8
SRC	F12	Feb-04	1,537.38	60	91.0
RC	F6	Feb-97	2,359.44	36	100.0
RC	F11	Mar-03	1,602.28	72	94.7
SRC	F13	Jan-05	1,314.91	44	100.0
RC	B1F3	Dec-02	1,434.86	29	87.9
RC	B1F3	Mar-03	705.30	6	82.8
RC	F3	Aug-98	1,621.06	29	100.0
SRC	F14	Dec-04	1,329.79	50	100.0
RC	F6	Dec-97	939.60	35	100.0
RC	F7	Jul-03	933.03	37	89.1
SRC	F11	Feb-00	1,436.33	36	91.3
RC	F7	Mar-00	1,701.68	34	96.9
			27,218.73	607	95.7
SRC·RC·S	B2F7	Mar-05	4,670.87		100.0
SRC	F8	Aug-91	1,189.30		87.1
			5,860.17		97.4
-		-	81,298.67	628	96.6

Notes:

1. Figures in the "Acquisition Price" column represent the trust beneficiary interest sales price (excluding consumption tax) rounded down to the nearest million yen for each property identified in the Trust Beneficiary Interest Purchase and Sales Agreement.
2. Each figure in the "Share" column is the acquisition price as a percentage of the total investment rounded to the nearest first decimal place.
3. Data reported in the "Structure/Floor" column is in accordance with registry records. Abbreviations in the "Structure/Floor" column are: (SRC) Steel-frame reinforced concrete, (RC) Reinforced concrete, (S) Steel-frame, (B) floors below ground, and (F) floors above ground. For example,

B2F9 refers to a building with two floors below ground and nine floors above ground.

4. The "Construction Date" column refers to the date on which construction was first completed prior to subsequent renovations and improvements. The average age subtotals for each type of asset use and total for the investment portfolio are weighted averages utilizing acquisition prices with a base date of October 31, 2005.
5. "Total Leasable Floor Space" is the floor space available for lease for each building (aggregate total in the case of multiple buildings for a single property) identified in lease agreements or construction completion plans for each property. This category does not include land (including ground-level parking).
6. "Total Number of Leasable Residences" refers to the residential portion of each building.
7. "Occupancy Ratio" is the leased floor space divided by total leasable floor space for each property expressed as a percentage to the nearest first decimal place.

Structure of Investment Corporation



Information and Property Providers (Support-Line Companies)
Kenedix, Inc.
Kenedix Advisors Co., Ltd.
Investment Corporation
Kenedix Realty Investment Corporation
General Meeting of Unitholders
Board of Directors
Executive Director: Taisuke Miyajima
Supervisory Director: Kimio Kodama
Supervisory Director: Shiro Toba
Accounting Auditor
Ernst & Young ShinNihon
Administrative Agent Asset Custodian
Mizuho Trust & Banking Co., Ltd.
Asset Management Company / Administrative Agent for Directors' Meeting
Kenedix REIT Management, Inc.
Transfer Agent
The Chuo Mitsui Trust and Banking Co., Limited
①
②
③
④

①Asset Management Agreement / Operating Agency Agreement
②Administrative Agency Agreement / Asset Custodian Agreement
③Transfer Agency Agreement
④Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

Structure of the Asset Management Company

Name: Kenedix REIT Management, Inc.

Capital: ¥200 million

History:

November 28, 2003	KW REIT Management established
July 2, 2004	Building Lots and Buildings Transaction Business License, License No. (1) 83303, issued by the Governor of Tokyo
November 9, 2004	Renamed Kenedix REIT Management, Inc.
February 28, 2005	Discretionary Transaction Agent License, License No. 33, issued by the Governor of Tokyo.
April 18, 2005	Investment Corporation/Asset Management License, License No. 44, granted by the Prime Minister of Japan.
April 26, 2005	Obtained approval to be Operating Agent for the Investment Corporation.

Organization Chart



Shareholders' Meeting
Auditors
Board of Directors
Compliance Officer
Investment Committee
Compliance Committee
Representative Director
Investment Management Division
Financial Planning Division
Corporate Planning/ Administration Division
Real Estate Investment Group
Asset Management Group
IR Group
Finance and Accounting Group
Business Administration Group

Principal Shareholder

Name	Location	Number of Stocks Owned	Ratio (Note)
Kenedix, Inc.	2-2-9, Shimbashi, Minato-ku, Tokyo	6,450 units	100.00%

(Note)

Ratio represents the number of stocks owned in proportion to the total number of outstanding stocks.

Operating Conditions

1. Trends in Operating Conditions

Period			First Fiscal Period (As of October 31, 2005)
Operating Revenues		Millions of Yen	1,196
(Rental Revenues)		Millions of Yen	1,196
Operating Expenses		Millions of Yen	606
(Property-related expenses)		Millions of Yen	518
Operating Income		Millions of Yen	589
Ordinary Income		Millions of Yen	243
Net Income	(a)	Millions of Yen	242
Total Asset Value	(b)	Millions of Yen	77,325
Interest-Bearing Debt	(c)	Millions of Yen	29,000
Net Asset Value	(d)	Millions of Yen	44,527
Unitholders' capital		Millions of Yen	44,285
Number of investment units issued and outstanding	(e)	Per Unit	79,370
Net Asset Value per Unit	(d)／(e)	Yen	561,008
Total Distribution	(f)	Millions of Yen	242
Distribution per unit	(f)／(e)	Yen	3,052
(Distribution of earnings per unit)		Yen	3,052
(Distribution in excess of earnings per unit)		Yen	—
Return on Assets (Annualized)	(Note 1, 2)	%	0.3 (1.3)
Return on Unitholders' Capital (Annualized)	(Note 2, 3)	%	0.6 (2.2)
Unitholders' Equity Ratio	(d)／(b)	%	57.6
Interest-Bearing Debt Ratio	(c)／(b)	%	37.5
Payout Ratio (Note 4)	(f)／(a)	%	99.9

[Other Reference]

Number of properties		Properties	31
Total Leasable Floor Space		m²	81,298.67
Occupancy Ratio		%	96.6
Depreciation		Millions of Yen	268
Capital Expenditures		Millions of Yen	47
Leasing NOI (Net Operating Income)	(Note 5)	Millions of Yen	945
FFO (Funds from Operation)	(Note 6)	Millions of Yen	510
FFO per unit	(Note 7)	Yen	6,430

Notes:

1. Return on assets = (ordinary income/total asset value) × 100
   Total asset value reflects the average of the value on August 1, 2005, which was the first actual day of operations of the first fiscal period, and the value on the closing day of the fiscal period.
2. Annualized values are calculated based upon a period of 92 days, the actual number of business days in the first fiscal period (August 1, 2005 to October 31, 2005).
3. Return on unitholders' capital = (net income/unitholders' capital) × 100
   Unitholders' capital reflects the average of the value on August 1, 2005, which was the first actual day of operations of the first fiscal period, and the value on the closing day of the fiscal period.
4. Payout ratio is rounded off to the first decimal place.
5. Leasing NOI = operating revenues from the real estate leasing business real estate leasing business expenses + depreciation expenses for the period
6. FFO = net income + depreciation expenses for the period
7. FFO per unit = FFO/total number of investment units issued (figures below ¥1 rounded off)

2.Operating Conditions for the Fiscal Period under Review

(1) The Investment Corporation

Kenedix REIT Management, Inc., as a founder, filed for the establishment of Kenedix Realty Investment Corporation ("the Investment Corporation") under the Investment Trust and Investment Corporation Law ("the Investment Trust Law"). The Investment Corporation was established on May 6, 2005, with total capitalization of ¥200 million (400 units), and registered with the Kanto Local Finance Bureau (Registration No. 36) on June 6, 2005, pursuant to Article 187 of the Investment Trust Law. Thereafter, the Investment Corporation undertook a public offering of additional investment units (75,000 units) on July 20, 2005, and was listed on the Real Estate Investment Trust Section of the Tokyo Stock Exchange (Securities Code: 8972) the following day. On August 16, 2005, the Investment Corporation undertook an additional issue of new investment units (3,970 units) by way of third-party allocation. As of October 31, 2005, the number of investment units issued and outstanding totaled 79,370 units.

By striving to secure stable earnings and sustainable investment asset growth, the Investment Corporation aims for maximum cash distributions to investors. To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation endeavors to develop a diversified investment portfolio named "KENEDIX Selection," adopting three-point investment criteria based on property type, area and size.

(2) Investment Environment and Management Performance

a. Investment environment

In the fiscal period under review, the Japanese economy appeared to have bottomed out and then set on a path of moderate recovery buoyed by improvements in corporate earnings, an increase in capital expenditures and a soft turnaround in personal consumption.

According to a land and property price survey conducted by prefectural and local governments as of July 1, 2005, conditions in the real estate market appeared to have shifted. While average land prices across the nation continue to decline, the scope of deterioration for both residential and retail properties has narrowed. With overall land prices in Tokyo's 23 wards increasing for the first time in 15 years, indications are that the decline in property prices has essentially reached its limit. Signs of appreciation are also appearing in areas adjoining Tokyo. Furthermore, certain sections of Osaka and Nagoya are experiencing stable or rising prices.

b. Management performance

Further to its "Prospectus Concerning the Primary and Secondary Offering of New Investment Units," dated June 2005, the Investment Corporation acquired trust beneficiary interests in 29 properties identified as properties anticipated to be acquired ("the initial properties acquired") for a total acquisition price of ¥61,083 million on August 1, 2005 (the actual initial date of asset management). Thereafter, the Investment Corporation acquired an additional two properties (total acquisition price of ¥8,049 million), bringing the total portfolio to 31 properties (totaling ¥69,132 million on an acquisition price basis) as of October 31, 2005. From these figures, the breakdown of the Investment Corporation's property portfolio is 54.6% in office buildings, 27.5% in residential properties and 17.9% in retail properties. Throughout the fiscal period under review, the Investment Corporation engaged in stable operations and management. The occupancy ratio was 96.6% as of October 31, 2005.

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. (Please refer to page 50 for details) as the property management company for the entire property portfolio. In establishing a single point of contact for all property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service to existing and potential tenants.

(3) Funds Procurement

On July 20, 2005, the Investment Corporation procured ¥41,868 million through a public offering of new investment units (75,000 units). On August 1, 2005, the Investment Corporation then incurred debt financing totaling ¥23,000 million procured from a number of qualified institutional investors to acquire the initial properties acquired. The aforementioned debt financing was provided on an unsecured/unguaranteed basis, a measure of the high standing in which the Investment Corporation's investment policy and property portfolio as well as its Asset Management Company's personnel and management are held among qualified institutional investors. Thereafter, the Investment Corporation procured ¥2,216 million following the issue of new investment units (3,970 units) by way of third-party allotment on August 16, 2005. With the aim of acquiring additional investment properties, the Investment Corporation procured a further ¥6,000 million in debt financing. As a result, the balance of debt financing as of October 31, 2005 stood at ¥29,000 million, comprised of ¥19,000 million in long-term debt and ¥10,000 million in short-term debt. Conscious of the risks associated with an increase in interest rates, the Investment Corporation has utilized interest rate swaps and other financial instruments in connection with its long-term debt totaling ¥19,000 million, with the aim of effectively fixing its interest obligation.

(4) Operating Results and Cash Distributions

As a result of the aforementioned management performance, the Investment Corporation reported operating revenues of ¥1,196 million for its first fiscal period. Operating income was ¥589 million, ordinary income ¥243 million and net income ¥242 million.

In accordance with Article 67.15 of the Special Taxation Measures Law, the Investment Corporation distributes the total amount of its unappropriated retained earnings for each period. Cash distributions for the first fiscal period were ¥3,052 per unit.

3. Movements in Investment Units Issued and Outstanding

Movements in unitholders' capital and the number of investment units issued and outstanding during the first fiscal period are summarized in the following table.

Settlement Date	Particulars	Investment Units Issued and Outstanding (Units)		Unitholders' Capital (Millions of Yen)		Remarks
		Increase (Decrease)	Balance	Increase (Decrease)	Balance	
May 6, 2005	Private placement	400	400	200	200	(Note 1)
July 20, 2005	Public offering	75,000	75,400	41,868	42,068	(Note 2)
August 16, 2005	Third-party allocation	3,970	79,370	2,216	44,285	(Note 3)

Notes:

1. The Investment Corporation was established with an issue price of ¥500,000 per unit.
2. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥580,000 per unit with an underwritten price of ¥558,250 per unit.
3. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥558,250 per unit.

Trends of investment certificate price on the Tokyo Stock Exchange

High and low trading prices for the Investment Corporation's investment units during the first fiscal period as traded on the REIT market of the Tokyo Stock Exchange were as follows:

Period	First Fiscal Period
End of Fiscal Period	October 2005
High Price	¥618,000
Low Price	¥573,000

4. Distribution Performance

Distribution in the first fiscal period was ¥3,052 per unit. The Investment Corporation applies the special exemption on corporate taxes (Article 67.15 of the Special Taxation Measures Law) allowing investment corporations to deduct the amount of distributed earnings from corporate income taxes as expenses. Accordingly, the Investment Corporation distributes nearly 100% of period-end disposable earnings.

Fiscal Period	First Fiscal Period
Duration of Period	May 6, 2005 to October 31, 2005
Period-End Disposable Earnings	¥242,251,000
Retained Earnings	¥14,000
Cash Distributions (Distribution per unit)	¥242,237,000 (¥3,052)
Earnings Distributed Earnings distributed per unit	¥242,237,000 (¥3,052)
(Payments for capital participations) (Payments for capital participations)	– (–)

5. Future Management Policies and Pending Issues

(1) Investment Environment

Based on expectations of improved corporate earnings, an increase in capital expenditures and a steady recovery in personal consumption, future conditions augur well for a period of prolonged growth. However, positive expectations are tempered by a variety of factors including uncertainty surrounding the price of crude oil and trends in overseas economies, as well as forecasts for a moderate rise in consumer prices.

Against this economic backdrop, land prices, which experienced signs of bottoming out, and price hikes in certain districts in fiscal 2005 are anticipated to continue their upward trend. Competition for the acquisition of properties from a variety of sources including real estate funds is expected to intensify, particularly in the Tokyo Metropolitan area and other regional areas enjoying population growth. Despite a negative impact attributed to property acquisition competition, the real estate market is forecast to benefit from robust activity.

(2) Management Policies and Pending Issues

a. Existing property management strategy

In principle, the Investment Corporation has appointed Kenedix Advisors Co., Ltd. as the property management company for its entire portfolio. Furthermore, the Asset Management Company shall undertake the following activities in an effort to maintain and increase leasing rates and occupancy ratios of existing properties:

- Enhance competitive advantage through effective use of renovation and refurbishment programs of toilets and common-use areas such as entrances
- Introduce tenant satisfaction surveys in an effort to accurately grasp tenant needs
- Strengthen communication channels with tenants through periodic communication of relevant information
- Reinforce leasing activities based on established relationships with leasing intermediaries

b. New property investment strategy

Under the operating environment identified, the Investment Corporation will continue to position mid-sized office buildings located in the Tokyo Metropolitan area as the cornerstone of its investment policy. At the same time, the Investment Corporation will emphasize residential properties found in densely populated areas with a high number of households and retail properties in central urban commercial districts. To facilitate the implementation of the aforementioned investment policy, the Investment Corporation will leverage the "Multi-Pipeline" provided by the Kenedix Group. In addition to the original network of the Asset Management Company, the Kenedix Group comprises Kenedix, Inc., Kenedix Advisors Co., Ltd. and other related companies.

Through this support line, the Asset Management Company is positioned to secure real estate information related to properties, for which the Kenedix Group acts as intermediary, as well as pension funds, private placement funds and development properties. Based on this information and depending on its source, the Investment Corporation via the Asset Management Company is able to consider acquisition either on a priority basis or at the same time as all other third parties. Against the backdrop of a competitive market, the role of this support line is increasingly significant in the Asset Management Company's acquisition of quality properties.

Another key role of the support line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property sourced from the original network of the Asset Management Company on those occasions when the Investment Corporation is not itself in the immediate position to acquire the property, or for timing reasons the property fails to completely comply with the Investment Corporation's investment criteria. In the case of the warehousing function, the Investment Corporation maintains "first priority" arrangements to acquire the property once initial obstacles have been cleared.

(3) Financial Strategy

The Investment Corporation will continue to fix interest rates on its long-term debt as a hedge against rising interest rates. In an effort to offset refinancing risks, the Investment Corporation will also ensure a prudent spread of debt repayment maturities and maintain its interest-bearing liabilities ratio within predetermined parameters.

Going forward, the Investment Corporation will expand its long-term fixed interest debt financing options to include the issue of corporate bonds. In preparation for future issue, the Investment Corporation will consider acquiring external credit ratings.

(4) Information Disclosure

Consistent with its basic information disclosure policy, the Investment Corporation proactively engages in IR activities with the aim of promptly providing a wide range of relevant information to investors and stakeholders. In specific terms, the Investment Corporation provides information through the Timely Disclosure Network (TDnet), which is a system operated by the Tokyo Stock Exchange, as well as press releases and its Web site (URL: http://www.kdx-reit.com).

6. Important Subsequent Events

There were no important events following account settlement of the first fiscal period.

(Reference) Summary of assets for which purchase agreements have been executed

(a) The Investment Corporation acquired a property on November 1, 2005. Details of the acquired property as of the date of acquisition are as follows:

Property Name		Belles Modes Building (Office Building)
Type of Specified Asset		Trust beneficiary interest in real estate
Location (Address)		3-3-4 Kojimachi, Chiyoda-ku, Tokyo
Usage		Office, Retail Shops
Type of Structure		Flat-roofed, steel reinforced concrete structure; two underground and nine above-ground floors
Site Area	Land	612.17 ㎡
	Building	5,323.81 ㎡
Type of Ownership	Land	Proprietary Ownership
	Building	Proprietary Ownership
Completion Date		May 17, 1994
Construction Company		SHIMIZU CORPORATION

Probable Maximum Loss	4.94% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price	¥5,950,000,000

(b)The Investment Corporation acquired a property on December 8, 2005. Details of the acquired property as of the date of acquisition are as follows:

Property Name		Venus Hibarigaoka (Residential Property)
Type of Specified Asset		Trust beneficiary interest in real estate
Location (Address)		1) 2-24-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido 2) 2-25-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido 3) 2-26-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido
Usage		Residential complex
Property Type		Family type
Type of Structure		1) Flat-roofed reinforced concrete structure; six above-ground floors 2) Flat-roofed reinforced concrete structure; five above-ground floors 3) Flat-roofed reinforced concrete structure; six above-ground floors
Site Area	Land	8,595.00 m²
	Building	14,976.25 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		March 13, 1989
Construction Company		SHIMIZU CORPORATION
Probable Maximum Loss		6.48% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥1,800,000,000

(c)The Investment Corporation concluded an agreement on December 9, 2005, to acquire a property no later than May 20, 2006. Details of the property scheduled for acquisition as of the date of the agreement are as follows:

Property Name		Collection Higashi-Sakura (Tentative Name) (Residential Property)
Type of Specified Asset		Trust beneficiary interest in real estate
Location (Address)		1-5-21 Higashisakura, Higashi-ku, Nagoya, Aichi
Usage		Residential complex, Retail Shops
Property Type		Compact type
Type of Structure		Steel Reinforced Concrete; fourteen above-ground floors
Site Area	Land	462.52 m²
	Building	3,284.54 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Scheduled Completion Date		March 20, 2006
Construction Company		Sato Kogyo Co., Ltd
Confirmation of Construction (Building)		December 10, 2004; 2004 Confirmation service number S423-1491
Probable Maximum Loss		12.20% (SOMPO JAPAN RISK MANAGEMENT, INC.) (Note 5)
Acquisition Price		¥1,264,000,000

1. Total Capitalization

	First Fiscal Period As of October 31, 2005
Number of authorized investment units	2,000,000 units
Number of units issued and outstanding	79,370 units
Total Capitalization	¥44,285,002,500
Numbers of Investors	7,135

2. The main investors of the Investment Corporation as of October 31, 2005 are as follows.

Name	Address	No. of Investment Units Owned	Ratio (%)
Japan Trustee Services Bank	1-8-11, Harumi, Chuo-ku, Tokyo	10,495	13.22
Goldman Sachs International	6-10-1, Roppongi, Minato-ku, Tokyo	5,678	7.15
Kenedix, Inc.	2-2-9, Shinbashi, Minato-ku, Tokyo	3,970	5.00
The Master Trust Bank of Japan	2-11-3, Hamamatsucho, Minato-ku, Tokyo	2,705	3.40
NikkoCiti Trust and Banking Co.	2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo	2,665	3.35
Luxemburg Offshore JASDEC Lending Account	6-7, Nihonbashi Kabutocho, Chuo-ku, Tokyo	2,249	2.83
Religious Corporation Myodokai	4-34, Matsugaharacho, Tennoji-ku, Osaka-shi, Osaka	2,000	2.51
Nanto Bank	16, Hashimotocho, Nara-shi, Nara	1,963	2.47
AIU Insurance Company ORD-4 Lending	2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo	1,500	1.88
Trust & Custody Services Bank	1-8-12, Harumi, Chuo-ku, Tokyo	1,485	1.87
Total		34,710	43.73

3. Executive Director and Supervisory Directors

Executive Director and Supervisory Directors of the Investment Corporation as of October 31, 2005 were as follows.

Title	Name	Concurrent Office
Executive Director	Taisuke Miyajima	CEO and President of Kenedix REIT Management, Inc.
Supervisory Directors	Kimio Kodama	Attorney-at-law, Hanzomon Sogo Law Office
	Shiro Toba	Representative Director, Minori Accounting Co., Ltd.; Certified Public Accountants, Toba CPA Office

Notes:

1. The Executive Director holds 20 units in the Investment Corporation personally as of October 31, 2005.
2. In addition to details provided in the table above, Supervisory Directors may hold directorships in other companies. All companies in which Supervisory Directors hold a concurrent position do not constitute interested parties in relation to the Investment Corporation.
3. Taisuke Miyajima has obtained approval from the Commissioner of the Finance Services Agency to hold concurrent positions with us and the Asset Management Company pursuant to Article 13 of the Investment Trust Law, as of April 18, 2005.

4.Support-line Companies, Asset Custodian and General Operations Agents

Role	Name
Asset Management Company	Kenedix REIT Management, Inc.
Asset Custodian	Mizuho Trust & Banking Co., Ltd.
Operating Agent (Transfer Agent)	The Chuo Mitsui Trust & Banking Co., Ltd.
Operating Agent (Administrative Agent)	Mizuho Trust & Banking Co., Ltd.
Operating Agent (Administrative Agent for Directors' Meeting)	Kenedix REIT Management, Inc.

Portfolio Profile

1. Composition of Portfolio Assets

Type of Specified Asset	Type	Area	First Fiscal Period (As of October 31, 2005) Total Amount Held (Millions of Yen) (Note 1)	Percentage of Total Portfolio (%) (Note 2)
Trust Beneficiary Interest in Real Estate	Office Buildings	Tokyo Metropolitan Area	31,237	40.4
		Other Regional Areas	7,207	9.3
	Total for Office Buildings		38,444	49.7
	Residential Properties	Tokyo Metropolitan Area	18,832	24.4
		Other Regional Areas	899	1.2
	Total for Residential Properties		19,732	25.5
	Retail Properties	Tokyo Metropolitan Area	12,734	16.5
	Total for Retail Properties		12,734	16.5
Total of Trust Beneficiary Interests in Real Estate			70,911	91.7
Other Assets			6,413	8.3
Total Assets			77,325	100.0

(Note) "Total Amount Held" is the amount allocated in the balance sheets at the end of the period (figures are on a net book value basis after deducting depreciation).

2. Major Asset Holdings

The top 10 properties on a book value basis held by the Investment Corporation as of October 31, 2005 were as follows:

Property No.	Property Name	Book Value (Millions of Yen)	Total Leasable Floor Space (m^2)	Total Leased Floor Space (m^2)	Occupancy Ratio (%)	Percent of Leasing Operation Revenues (%)	Type of Property
C-1	Jinnan-zaka Frame	10,160	4,670.87	4,670.87	100.0	13.9	Retail Property
A-1	Nihonbashi 313 Building	6,025	5,901.12	5,901.12	100.0	10.1	Office Building
A-12	Portus Center Building	5,744	11,520.47	11,520.47	100.0	6.1	Office Building
A-2	Sogo Hirakawacho Building	5,260	4,440.06	4,440.06	100.0	7.5	Office Building
A-3	Higashi-Kayabacho Yuraku Building	4,527	3,325.04	3,817.27	86.5	7.1	Office Building
A-4	Noir Hatchobori	3,722	3,617.32	3,096.28	93.1	5.0	Office Building
B-1	Storia Sirokane	3,242	1,189.30	3,440.13	95.1	4.5	Residential Property
C-2	Yoyogi M Building	2,574	4,391.37	1,035.60	87.1	0.8	Retail Property
A-5	K&Y Building (Southern Plaza)	2,561	4,391.37	4,183.98	95.3	4.0	Office Building
B-2	Tre di Casa Minami Ao yama	2,521	1,680.79	1,602.49	95.3	2.3	Residential Property
Total		46,339	45,149.51	43,708.27	96.8	61.3	-

3. Investment Portfolio

Real estate including trust beneficiary interests in real estate held by the Investment Corporation as of October 31, 2005 was as follows.

Type of Use	Area	Property No.	Property Name	Location	Type of Specified Asset	Leasable Floor Space (m²)	Appraisal Value as of the End-Period (Note1) (Millions of Yen)	Book Value (Millions of Yen)
Office Buildings	Tokyo Metropolitan Area	A-1	Nihonbashi 313 Building	3-13-5 Nihonbashi, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	5,901.12	5,960	6,025
		A-2	Sogo Hirakawacho Building	1-4-12 Hirakawacho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	4,440.06	5,210	5,260
		A-3	Higashi-Kayabacho Yuraku Building	1-17-25 Shinkawa, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	4,413.17	4,600	4,527
		A-4	Noir Hatchobori	1-17-25 Shinkawa, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,325.04	3,680	3,722
		A-5	K&Y Building (Southern Plaza)	3-30-4 Honcho, Nakano-ku, Tokyo	Trust beneficiary interest in real estate	4,391.37	2,570	2,561
		A-6	Harajuku F.F. Building	3-38-12 Sendagaya, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	3,068.36	2,500	2,501
		A-7	FIK Minami Aoyama	5-13-3 Minami Aoyama, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,823.64	2,450	2,314
		A-8	Kanda Kihara Building	3-5-8 Kanda-Kajicho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	1,945.55	1,950	1,959
		A-9	NNK Building	1-1-12 Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,105.18	1,690	1,645
		A-10	Koishikawa Yoshida Building	1-21-14 Koishikawa, Bunkyo-ku, Tokyo	Trust beneficiary interest in real estate	1,594.18	718	720
	Other Regional Area	A-12	Portus Center Building	4-45-1 Ebisujimacho, Sakai, Osaka	Trust beneficiary interest in real estate	11,520.47	5,570	5,744
		A-11	Hakata-Ekimae Dai-2 Building	2-6-3 Hakata-Eki Higashi, Hakata-ku, Fukuoka, Fukuoka	Trust beneficiary interest in real estate	3,691.63	1,470	1,462
	Total of 12 Office Buildings					48,219.77	38,368	38,444
Residential Properties	Tokyo Metropolitan Area	B-1	Storia Sirokane	4-7-8 Shirokanedai, Minato-ku, Tokyo	Trust beneficiary interest in real estate	3,617.32	3,250	3,242
		B-2	Tre di Casa Minami Aoyama	3-4-8 Minami Aoyama, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,680.79	2,460	2,521
		B-3	Court Mejiro	4-19-25 Shimo-Ochiai, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,046.79	1,260	1,301
		B-4	Apartments Motoazabu	2-1-19 Motoazabu, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,350.74	1,210	1,251
		B-5	Apartments Wakamatsu-Kawada	9-4 Yochomachi, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,607.43	1,190	1,230
		B-6	Court Nihonbashi-Hakozaki	38-1 Nihonbashi Hakozakicho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	1,537.38	1,170	1,189
		B-7	Side Denenchofu	40-14 Denenchofu Honcho, Ota-ku, Tokyo	Trust beneficiary interest in real estate	2,359.44	1,090	1,156
		B-8	S-court Yokohama-Kannai II	3-5-9 Bandaicho, Naka-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	1,602.28	947	997
		B-9	Court Motoasakusa	4-8-10 Motoasakusa, Taito-ku, Tokyo	Trust beneficiary interest in real estate	1,314.91	869	927
		B-10	Storia Todoroki	5-30-16 Todoroki, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	1,434.86	840	909

		B-11	Bloom Omotesando	5-39-7 Jingumae, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	705.30	878	905
		B-12	Clair Court Rokakouen	1-7-17 Kita-Karasuyama, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	1,621.06	839	862
		B-13	Human Heim Okachimachi	2-28-4 Taito, Taito-ku, Tokyo	Trust beneficiary interest in real estate	1,329.79	839	868
		B-14	Court Shiobashi	5-33-7 Shinbashi, Minato-ku, Tokyo	Trust beneficiary interest in real estate	939.60	752	774
		B-15	Court Suitengu	2-11-4 Nihonbashi-Kakigaracho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	933.03	654	694
	Other Regional Areas	B-16	Abreast Hara	1-520-1 Hara, Tenpaku-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	1,436.33	451	468
		B-17	Abreast Hirabari	4-1601 Hirabari, Tenpaku-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	1,701.68	414	430
	Total of 17 residential properties					27,218.73	19,113	19,732
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	1-18-2 Jinnan, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	4,670.87	10,800	10,160
		C-2	Yoyogi M Building	1-38-5 Yoyogi, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	1,189.30	2,480	2,574
	Total of 2 Retail Properties					5,860.17	13,280	12,734
Total						81,298.67	70,761	70,911

Leasing details for each property within the Investment Corporation's investment portfolio for the first fiscal period are as follows.

Type of Use	Area	Property No.	Property Name	First Fiscal Period (May 6, 2005 to October 31, 2005)			
				No. of Tenants as of the Period-End (Note 2)	Occupancy Ratio of the Period-End (Note 2) (%)	Total of Rental Revenues during the Period (Note 2) (Millions of Yen)	Ratio of the Total Rental Revenues (Note 2) (%)
Office Buildings	Tokyo Metropolitan Area	A-1	Nihonbashi 313 Building	7	100.0	120	10.1
		A-2	Sogo Hirakawacho Building	21	100.0	89	7.5
		A-3	Higashi-Kayabacho Yuraku Building	5	86.5	84	7.1
		A-4	Noir Hatchobori	5	93.1	59	5.0
		A-5	K&Y Building (Southern Plaza)	22	95.3	48	4.0
		A-6	Harajuku F.F. Building	3	100.0	58	4.9
		A-7	FIK Minami Aoyama	5	100.0	43	3.6
		A-8	Kanda Kihara Building	9	100.0	36	3.0
		A-9	NNK Building	1	100.0	36	3.0
		A-10	Koishikawa Yoshida Building	5	100.0	18	1.6
	Other Regional Areas	A-12	Portus Center Building	36	100.0	72	6.1
		A-11	Hakata-Ekimae Dai-2 Building	36	88.0	37	3.2
	Total of 12 Office Buildings			154	96.9	705	59.0
Residential Properties	Tokyo Metropolitan Area	B-1	Storia Sirokane	45	95.1	53	4.5
		B-2	Tre di Casa Minami Aoyama	18	95.3	28	2.3
		B-3	Court Mejiro	19	100.0	22	1.9

		B-4	Apartments Motoazabu	20	94.2	18	1.5
		B-5	Apartments Wakamatsu-Kawada	31	97.8	18	1.6
		B-6	Court Nihonbashi-Hakozaki	52	91.0	19	1.6
		B-7	Side Denenchofu	32	100.0	19	1.7
		B-8	S-court Yokohama-Kannai II	67	94.7	19	1.7
		B-9	Court Motoasakusa	42	100.0	14	1.2
		B-10	Storia Todoroki	26	87.9	12	1.0
		B-11	Bloom Omotesando	5	82.8	11	1.0
		B-12	Clair Court Rokakouen	29	100.0	15	1.3
		B-13	Human Heim Okachimachi	9	100.0	14	1.2
		B-14	Court Shichibashi	2	100.0	13	1.1
		B-15	Court Suitengu	34	89.1	11	1.0
	Other Regional Area	B-16	Abreast Hara	31	91.3	11	0.9
		B-17	Abreast Hirabari	32	96.9	10	0.8
	Total of 17 Residential Properties			488	95.7	314	26.3
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	11	100.0	166	13.9
		C-2	Yoyogi M Building	9	87.1	9	0.8
	Total of 2 Retail Properties			20	97.4	176	14.7
Total				656	96.6	1,196	100.0

Notes:

1. Appraisal values as of the period-end are based on appraisal methods outlined in the Investment Corporation's Articles of Incorporation and standards formulated by the Investment Trusts Association, Japan. Appraisal values are adopted from reports prepared by the Japan Real Estate Institute, Tanizawa Sogo Appraisal Co., Ltd., Daiwa Real Estate Appraisal Co., Ltd. and real estate appraisers of Nippon Tochi-Tatemono Limited.
2. The number of tenants refers to the number of end-tenants for each property. Subtotal and total figures have been adjusted for duplication in the case of multiple buildings in a single property.

4. Contract Amounts and Market Values of Specific Transactions

Contract amounts and market values of specific transactions entered into by the Investment Corporation as of October 31, 2005 were as follows.

Classification	Contract Type	Contract Amounts (Millions of Yen) (Note 1)	More than One Year (Note 1)	Market Values (Millions of Yen) (Note 2)
Non-market transactions	Interest rate swap agreements Floating rate of interest received・Fixed rate of interest payment	22,500	22,500	108
Total		22,500	22,500	108

Notes:

1. Contract amounts for interest rate swap agreements are based upon assumed principal.
2. Values are calculated based upon actual market interest rates by parties with whom contracts are reached.

5. **Other Assets**

The Investment Corporation mainly invests in trust beneficiary interests in real estate as detailed previously in "3. Investment Portfolio." As of October 31, 2005, the Investment Corporation has not invested in specified assets other than those identified in the table.

Capital Expenditure

1. Planned capital expenditures

Major capital expenditure plans for maintenance and renovation of properties in which the Investment Corporation holds a trust beneficiary interest for the second fiscal period (November 1, 2005 to April 30, 2006) are as follows. Planned capital expenditure includes portions classified into expenses for accounting purposes.

Property Name (Location)	Purpose	Schedule	Planned Amount of Capital Expenditure (Millions of Yen)		
			Total	Paid in the Fiscal Period Under Review	Total Amount Previously Paid
Nihonbashi 313 Building (Chuo-ku Tokyo)	Individual air conditioning and other repairs and improvement work, renovation of common areas	November 2005 to April 2006	229	–	–
Hakata-Ekimae Dai-2 Building (Fukuoka, Fukuoka)	Toilet and other repairs and improvement work, renovation of common areas	As above	37	–	–
Yoyogi M Building (Shibuya-ku, Tokyo)	External painting, waterproofing and other work, renovation and maintenance of common areas	As above	28	–	–
Jinnan-zaka Frame (Shibuya-ku, Tokyo)	Entrance renewal, renovation of common areas	As above	26	–	–
Sogo Hirakawacho Building (Chiyoda-ku, Tokyo)	External maintenance and coil replacement, renovation of common areas	As above	18	–	–
Side Denenchofu (Ota-ku, Tokyo)	Entrance renewal, renovation of common areas	As above	18	–	–
Higashi-Kayabacho Yuraku Building (Chuo-ku, Tokyo	Renewal of interior facilities, renovation of common areas	As above	17	–	–

2. Capital Expenditures During the Fiscal Period Under Review

The Investment Corporation undertook the following major capital expenditures as follows. In the fiscal period under review, the Investment Corporation completed work across its entire portfolio totaling ¥68 million. This total comprised of ¥47 million in capital expenditures and ¥21 million for repairs, maintenance and renovation expenses.

Property Name (Location)	Purpose	Schedule	Amount of Capital Expenditures (Millions of Yen)
Sogo Hirakawacho Building (Chiyoda Ward, Tokyo)	Installation of security cameras, repairs to mailboxes, installation of hot-water self-cleaning toilets	September 2005 to October 2005	9
Hakata-Ekimae Dai-2 Building (Fukuoka, Fukuoka)	Repairs and maintenance to common areas on standard floors, installation of waiting rooms	September 2005 to October 2005	7
K&Y Building (Southern Plaza) (Nakano Ward, Tokyo)	Repairs and maintenance to exclusive areas, installation of tenant directory at entrance	September 2005 to October 2005	5
Others			24
Portfolio Total			47

3. Reserve for Repairs and Maintenance in Accordance with Long-Term Plans

The Investment Corporation formulates long-term repairs and maintenance plans on an individual investment property basis and allocates a portion of its cash flows generated during the period to a reserve for repairs and maintenance to meet large-scale expenditure over the medium to long terms. The following amount has been transferred to the reserve from period cash flows

Fiscal period	First fiscal period
Reserve for the end of the previous period	—
Reserve for the fiscal period under review	92 millions of yen
Reversal of reserve for the fiscal period under review	—
Reserve bring to the next period	92 millions of yen

Expenses and Liabilities

1. Details for Expenses

(Thousands of Yen)

Item	First Fiscal Period
(a)Asset management fees	56,239
(b)Custodian fees	1,272
(c)Administrative service fees	11,109
(d)Directors' salaries	5,352
(e)Other operating expenses	13,318
Total	87,291

Note: In addition to the asset management fees indicated in the above table, a total of ¥179,030,000, representing property acquisition management fees, was included in the book values of individual real estate assets.

2. Debt Financing

Debt financing on a financial institution basis as of October 31, 2005 was as follows.

Classification	Lender	Drawdown Date	Balance at the End of the Previous Period (Millions of Yen)	Balance of the Period (Millions of Yen)	Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Short Term Loan	Aozora Bank, Ltd.	August 1, 2005	—	2,000	0.39000	July 31, 2006	Full on maturity	Note2	Unsecured/ Unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		—	1,000					
	Resona Bank, Ltd.		—	500					
	Mitsubishi UFJ Trust and Banking Corporation		—	500					
	The Chuo Mitsui Trust and Banking Co., Ltd.	August 1, 2005	—	3,000	0.32266	September 20, 2006			
	Sumitomo Mitsui Banking		—	1,000					
	Aozora Bank, Ltd.		—	1,000					
	Resona Bank, Ltd.		—	1,000					
	Sub Total		—	10,000					
Long Term Loan	Mitsubishi UFJ Trust and Banking Corporation	August 1, 2005	—	2,700	0.86875	July 31, 2008	Full on maturity	Note2	Unsecured/ Unguaranteed
	The Norinchukin Bank		—	2,500					
	The Chiba Bank, Ltd.		—	1,200					
	Sumitomo Mitsui Banking		—	1,000					
	The Chuo Mitsui Trust and Banking Co., Ltd.		—	1,000					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		—	800					
	Resona Bank, Ltd.		—	300					
	Sumitomo Mitsui Banking	August 1, 2005	—	3,750	1.28750	July 31, 2010			
	The Chuo Mitsui Trust and Banking Co., Ltd.		—	3,750					
	Mitsubishi UFJ Trust and Banking Corporation		—	1,500					
	Resona Bank, Ltd.		—	500					
	Sub Total		—	19,000					
Total			—	29,000					

Notes:

1. The average interest rate is the weighted-average interest rate for the fiscal period. The Investment Corporation entered into interest-rate swap transactions with the aim of minimizing the impact of fluctuations in interest rates. The effect of interest-rate swap transactions has been incorporated into calculations for the weighted-average interest rate.
2. Funds procured through debt financing were used to acquire trust beneficiary interests in real estate.

3. Corporate Bonds

The Investment Corporation had not issued corporate bonds as of October 31, 2005.

Details of Acquisition and Transfer of Assets during the Fiscal Period Under Review

1. Status of Real Estate and Securities Backed by Real Estate Acquisition and Transfer

Type	Area	No.	Property Name	Acquisition		Transfer			
				Date of Acquisition	Acquisition Price (Millions of Yen)	Date of Transfer	Transfer Price (Millions of Yen)	Book Value (Millions of Yen)	Capital Gain (Loss) (Millions of Yen)
Office Buildings	Tokyo Metropolitan Area	A-1	Nihonbashi 313 Building	August 1, 2005	5,940	-	-	-	-
		A-2	Sogo Hirakawacho Building	August 1, 2005	5,180	-	-	-	-
		A-3	Higashi-Kayabacho Yuraku Building	August 1, 2005	4,450	-	-	-	-
		A-4	Noir Hatchobori	August 1, 2005	3,680	-	-	-	-
		A-5	K&Y Building (Southern Plaza)	August 1, 2005	2,533	-	-	-	-
		A-6	Harajuku F.F. Building	August 1, 2005	2,450	-	-	-	-
		A-7	FIK Minami Aoyama	August 1, 2005	2,270	-	-	-	-
		A-8	Kanda Kihara Building	August 1, 2005	1,950	-	-	-	-
		A-9	NNK Building	August 1, 2005	1,610	-	-	-	-
		A-10	Koishikawa Yoshida Building	August 1, 2005	704	-	-	-	-
	Other Regional Areas	A-12	Portus Center Building	September 21, 2005	5,570	-	-	-	-
		A-11	Hakata-Ekimae Dai-2 Building	August 1, 2005	1,430	-	-	-	-
	Total of 12 Office Buildings				37,767	-	-	-	-
Residential Properties	Tokyo Metropolitan Area	B-1	Storia Sirokane	August 1, 2005	3,150	-	-	-	-
		B-2	Tre di Casa Minami Aoyama	August 1, 2005	2,460	-	-	-	-
		B-3	Court Mejiro	August 1, 2005	1,250	-	-	-	-
		B-4	Apartments Motoazabu	August 1, 2005	1,210	-	-	-	-
		B-5	Apartments Wakamatsu-Kawada	August 1, 2005	1,180	-	-	-	-
		B-6	Court Nihonbashi-Hakozaki	August 1, 2005	1,130	-	-	-	-
		B-7	Side Denenchofu	August 1, 2005	1,110	-	-	-	-
		B-8	S-court Yokohama-Kannai II	August 1, 2005	945	-	-	-	-
		B-9	Court Motoasakusa	August 1, 2005	880	-	-	-	-
		B-10	Storia Todoroki	August 1, 2005	877	-	-	-	-
		B-11	Bloom Omotesando	August 1, 2005	875	-	-	-	-
		B-12	Clair Court Rokakoen	August 1, 2005	831	-	-	-	-
		B-13	Human Heim Okachimachi	August 1, 2005	830	-	-	-	-
		B-14	Court Shinbashi	August 1, 2005	748	-	-	-	-
		B-15	Court Suitengu	August 1, 2005	659	-	-	-	-
	Other Regional Areas	B-16	Abreast Hara	August 1, 2005	444	-	-	-	-
		B-17	Abreast Hirabari	August 1, 2005	407	-	-	-	-
	Total of 17 Residential Properties				18,986	-	-	-	-
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	August 1, 2005	9,900	-	-	-	-
		C-2	Yoyogi M Building	September 30, 2005	2,479	-	-	-	-
	Total of 2 Retail Properties				12,379	-	-	-	-
Total					69,132	-	-	-	-

Note: Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.

2. Status of Other Assets Acquisition and Transfer

Assets other than the aforementioned real estate and securities backed by real estate mainly comprised bank deposits and trust fund bank deposits.

3. Specified Asset Value Survey

① Real Estate and Other Specified Assets

Type of Use	Area	No.	Name	Acquisitions			Specified Asset Survey Value (Millions of Yen)
				Type of Specified Asset	Acquisition Date	Acquisition Price (Millions of Yen)	
Office Buildings	Tokyo Metropolitan Area	A-1	Nihonbashi 313 Building	Trust benificiary interest in real estate	August 1, 2005	5,940	5,960
		A-2	Sogo Hirakawacho Building	Trust benificiary interest in real estate	August 1, 2005	5,180	5,180
		A-3	Higashi-Kayabacho Yuraku Building	Trust benificiary interest in real estate	August 1, 2005	4,450	4,450
		A-4	Noir Hacchobori	Trust benificiary interest in real estate	August 1, 2005	3,680	3,680
		A-5	K&Y Building (Southern Plaza)	Trust benificiary interest in real estate	August 1, 2005	2,533	2,600
		A-6	Harajuku F.F. Building	Trust benificiary interest in real estate	August 1, 2005	2,450	2,450
		A-7	FIK Minami Aoyama	Trust benificiary interest in real estate	August 1, 2005	2,270	2,270
		A-8	Kanda Kihara Building	Trust benificiary interest in real estate	August 1, 2005	1,950	1,500
		A-9	NKK Building	Trust benificiary interest in real estate	August 1, 2005	1,610	1,610
		A-10	Koishikawa Yoshida Building	Trust benificiary interest in real estate	August 1, 2005	704	704
	Other Regional Areas	A-12	Portus Center Building	Trust benificiary interest in real estate	September 21, 2005	5,570	5,570
		A-11	Hakata-Ekimae Dai-2 Building	Trust benificiary interest in real estate	August 1, 2005	1,430	1,430
[illegible]						[illegible]	[illegible]
[illegible]	Tokyo Metropolitan Area	B-1	Storia Sirokane	Trust benificiary interest in real estate	August 1, 2005	3,150	3,150
		B-2	Tre di Casa Minami Aoyama	Trust benificiary interest in real estate	August 1, 2005	2,460	2,460
		B-3	Court Mejiro	Trust benificiary interest in real estate	August 1, 2005	1,250	1,250
		B-4	Apartments Motoazabu	Trust benificiary interest in real estate	August 1, 2005	1,210	1,210
		B-5	Apartments Wakamatsu-Kawada	Trust benificiary interest in real estate	August 1, 2005	1,180	1,180
		B-6	Court Nihonbashi Hakozaki	Trust benificiary interest in real estate	August 1, 2005	1,130	1,130
		B-7	Side Denenchofu	Trust benificiary interest in real estate	August 1, 2005	1,110	1,110
		B-8	S-court Yokohama-Kannai II	Trust benificiary interest in real estate	August 1, 2005	945	945
		B-9	Court Motoasakusa	Trust benificiary interest in real estate	August 1, 2005	880	880
		B-10	Storia Todoroki	Trust benificiary interest in real estate	August 1, 2005	877	877
		B-11	Bloom Omotesando	Trust benificiary interest in real estate	August 1, 2005	875	875
		B-12	Clair Court Rokakouen	Trust benificiary interest in real estate	August 1, 2005	831	831
		B-13	Human Heim Okachimachi	Trust benificiary interest in real estate	August 1, 2005	830	830
		B-14	Court Shinbashi	Trust benificiary interest in real estate	August 1, 2005	748	748
		B-15	Court Suitengu	Trust benificiary interest in real estate	August 1, 2005	659	659
	Other Regional Areas	B-16	Abreast Hara	Trust benificiary interest in real estate	August 1, 2005	444	444
		B-17	Abreast Hirabari	Trust benificiary interest in real estate	August 1, 2005	407	407
Total of 17 Residential Properties						18,986	18,986

	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	Trust beneficiary interest in real estate	August 1, 2005	9,900	10,300
		C-2	Yoyogi M Building	Trust beneficiary interest in real estate	September 30, 2005	2,479	2,480
			Total of 2 Retail Properties			12,379	12,780
			Grand Total		-	69,132	69,570

Notes:

1. The specified asset value survey was prepared by Ernst & Young ShinNihon at the time of asset acquisition based on Audit Committee Report No. 23, "Investigation of Values of Specified Assets Held by Investment Trusts and Investment Corporations," issued by the Japanese Institute of Certified Public Accountants. In addition to the survey value above, the Investment Corporation has received a survey report containing items necessary in the identification of real estate including location, lot number and other information.
2. Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.

② Other

The Investment Corporation has commissioned Ernst & Young ShinNihon to conduct price surveys for transactions prescribed under Article 34.4 of the Investment Trust Law, outside those listed in the table "Specified Asset Value Survey."

The relevant transactions between during the period commencing May 6, 2005 through October 31, 2005 comprise four interest-rate swap transactions. The Investment Corporation has received a survey report from Ernst & Young ShinNihon in connection with these transactions.

The commissioned survey addressed all aspects of the relevant interest-rate swap transactions including the name of each counterparty, currency, contracted rate of interest, term and other items.

4. Details of Related-Party Transactions

(1) Details

	Purchase and Sale Amounts	
	Amount of Buying (Millions of Yen)	Amount of Selling (Millions of Yen)
Total	69,132	—
	Amount of Buying from Related-party Parties	Amount of Selling to Related-party Parties
	4,483	—
Details of related-party transactions		
Y.K. KDX1	4,483	—

(2) Fees

Total fees	1,219,326 thousand yen
	Fees concerning Concerning Related-party Transactions 894,936 thousands of yen (73.4%)
Details of fees and other payments to related parties	
【Kenedix, Inc.】	
Consignment of trust beneficiary interest agency activity fees	786,890 thousands of yen (64.5%) (64.5%)
Sub Ttotal	786,890 thousands of yen (64.5%) (64.5%)
【Kenedix Advisors Co., Ltd.】	
Leasing management fees	43,711 thousands of yen (3.6%) (3.6%)
Management transfer fees	62,000 thousands of yen (5.1%) (5.1%)
Construction supervision fees	2,334 thousands of yen (0.2%) (0.2%)
Sub total	108,046 thousands of yen (8.9%) (8.9%)
Total	894,936 thousands of yen (73.4%)

Note: Related parties are defined under Implementation Ordinance No. 20 of the Investment Trust Law and include companies with whom the Investment Corporation has concluded asset management agreements. Related-party transaction details and commissions paid to Kenedix, Inc., Kenedix Advisors Co., Ltd. and Y.K. KDX1 during the fiscal period under review are listed in the above table.

5. Condition of Transactions with the Consigned Asset Management Company for Additional Services

The Asset Management Company does not provide additional services related to securities, purchase and sale of lots or buildings, or specified joint real estate business, and accordingly there are no such transactions.

Accounting

1. Assets, Liabilities, Unitholders' Equity, Profit and Loss, and Income and Retained Earnings

Please refer to III. Balance Sheets and IV. Statements of Income for details relating to assets, liabilities, unitholders' equity, profit and loss, and income and retained earnings.

2. Change in the Method for Calculating Depreciation

Not applicable.

3. Change in the Method for Asset Valuation

Not applicable.

Other

1. Notification

Details of major agreements executed and amended during the fiscal period under review and confirmed by the Investment Corporation's Board of Directors are provided as follows.:

Date Confirmed	Agreement	Details
May 6, 2005	Execution of an asset management agreement	The Investment Corporation appointed Kenedix REIT Management, Inc. as its asset management company.
	Execution of an administrative agency agreement	The Investment Corporation appointed Mizuho Trust & Banking Co., Ltd. as its administrative agent.
	Execution of a transfer agency agreement	The Investment Corporation appointed the Chuo Mitsui Trust & Banking Co., Ltd. as its transfer agent.
	Execution of an asset custodian agreement	The Investment Corporation appointed Mizuho Trust & Banking Co., Ltd. as its asset custodian.
	Execution of an operating agency agreement	The Investment Corporation appointed Kenedix REIT Management, Inc. as its administrative agent for Directors' meeting.
June 10, 2005	Amendment to a portion of the Asset Management Agreement	Amendments to certain wording within the Asset Management Agreement executed on May 6, 2005.
July 11, 2005	Confirmation of a new investment unit purchase agreement deed as part of the new investment unit underwriting agreement	The Investment Corporation appointed UBS Securities Japan Ltd. and six other companies as underwriters of an offering of additional new investment units. The decision to issue additional new investment units was confirmed by the Investment Corporation's Board of Directors Meeting on June 20, 2005.

2. Others

Unless otherwise stated, figures are rounded down otherwise stated.

Balance Sheets

	First Fiscal Period (As of October 31, 2005)		
	(Thousands in Yen)		(%)
ASSETS			
I Current assets			
Cash and bank deposits		692,405	
Entrusted deposits		4,483,344	
Rental receivables		94,432	
Prepaid expenses		30,881	
Consumption tax refundable		910,190	
Other current assets		3,855	
Total current assets		6,215,109	8.0
II Fixed assets			
1. Property and equipment, at cost			
Buildings	25,336,498		
Less-accumulated depreciation	240,043	25,096,454	
Structures	146,613		
Less-accumulated depreciation	5,725	140,887	
Machinery and equipment	373,722		
Less-accumulated depreciation	9,545	364,177	
Tools, furniture and fixtures	592,487		
Less-accumulated depreciation	12,845	579,642	
Land		44,730,357	
Net property and equipment		70,911,519	91.7
2. Investment and other assets			
Leasehold and security deposits		10,000	
Long-term prepaid expenses		34,498	
Derivative assets		108,540	
Total investment and other assets		153,039	0.2
Total fixed assets		71,064,559	91.9
III Deferred			
Organization costs		45,807	
Total deferred assets		45,807	0.1
Total assets		77,325,476	100.0

	First Fiscal Period (As of October 31, 2005)		
	(Thousands of Yen)		(%)
LIABILITIES			
I Current liabilities			
Trade payables		192,993	
Short-term debt		10,000,000	
Other payables		67,406	
Accrued expenses		659	
Accrued income taxes		854	
Rents received in advance		380,244	
Deposits received		71,142	
Total current liabilities		10,713,301	13.8
II Long-term liabilities			
Long-term debt		19,000,000	
Leasehold and security deposits received		2,976,380	
Unrealized gain on derivatives		108,540	
Total long-term liabilities		22,084,921	28.6
Total liabilities		32,798,222	42.4
UNITHOLDERS' EQUITY *2			
I UNITHOLDERS' CAPITAL			
Total unitholders' capital *1		44,285,002	57.3
II Retained earnings			
Retained earnings at end-period		242,251	
Total retained earnings		242,251	0.3
Total unitholders' equity		44,527,253	57.6
Total liabilities and unitholders' equity		77,325,476	100.0

Statements of Income and Retained Earnings

	First Fiscal Period (May 6, 2005 to October 31, 2005)		
	(Thousands of Yen)		(%)
Ordinary income and retained earnings			
I Operating income			
1.Operating revenues			
Rental revenues *1	1,067,649		
Other rental revenues *1	128,378	1,196,027	100.0
2.Operating expenses			
Property-related expenses *1	518,874		
Asset management fees	56,239		
Directors' salaries	5,352		
Custodian fees	1,272		
Administrative service fees	11,109		
Other operating expenses	13,318	606,166	50.7
Operating income		589,860	49.3
II Non-operating income			
1. Non-operating revenues			
Interest income	17	17	0.0
2.Non-operating expenses			
Interest expense	57,741		
Financing related expense	85,495		
New unit issuance costs	66,675		
Initial public offering related costs	124,977		
Amortization of organization costs	5,089		
Other non-operating expenses	6,806	346,786	29.0
Ordinary income		243,091	20.3
Income before income taxes		243,091	20.3
Current income taxes	857		
Deferred income taxes	▲(17)	840	0.1
Net Income		242,251	20.2
Retained earnings at beginning-period		—	
Retained earnings at end-period		242,251	

〔Important Accounting Standards〕

	The First Fiscal Period (May 6, 2005 to October 31, 2005)
1. Depreciation of fixed assets	(1) Property and equipment The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 13 years Machinery and equipment: 3 to 15 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses The straight-line method is applied.
2. Accounting policies for deferred assets	(1) Organization costs Organization costs are amortized over a period of five years. (2) New unit issuance costs New unit issuance costs are expensed as incurred. The spread method, in which the securities underwriters underwrite the unit at the underwritten price and offer them to investors at the issue price was used for the primary offering of new investment units conducted on July 20, 2005. Under the spread method, the difference between the issue price and the underwritten price represents the underwriting commission received by the securities underwriters, eliminating the need for the issuer to pay underwriting commissions. In connection with the primary offering of new investment units conducted on July 20, 2005, the total aggregate difference between the issue price and the underwritten price was ¥1,631,250,000. This expense would have been accounted as new unit issuance costs if the conventional method had been used in which the underwriters offer new units to the public at the underwritten price. Therefore, the spread method decreased new unit issuance costs by ¥1,631,250,000 and increased income before income taxes by the same amount compared to the conventional method.

3. Accounting standards for revenues and expenses	Accounting method for property tax Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. These taxes are generally charged to rental expenses during the period and on a pro rata basis between the purchaser and the seller in the event of purchase and sale. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the first fiscal period, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the first fiscal period amounted to ¥121,190,000.
4. Accounting for hedges	(1) Hedge accounting method The deferred hedge method is applied. (2) Hedging instruments and risks hedged Hedge instruments The Investment Corporation enters into interest rate swap transactions. Risks hedged The Investment Corporation enters into interest rate swap transactions to reduce the exposure to risk from fluctuations in interest rates. (3) Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. (4) Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two.
5. Other significant accounting policies utilized in the preparation of financial statements	(1) Accounting method for trust beneficiary interests in real estate and other assets The assets and liabilities as well as revenues and expenses of financial assets held in the form of trust beneficiary interests in real estate and other assets are recorded in full in the Investment Corporation's balance sheets and statements of income. Important line items included in accounting for financial assets in the

	Investment Corporation's balance sheet are as follows: 1. Cash and cash equivalents 2. Buildings, structures, machinery and equipment, tools, furniture and fixtures and land 3. Leasehold and security deposits received
	(2) Accounting standard for the impairment of fixed assets Effective from the first fiscal period, the Investment Corporation has adopted new accounting standards for the impairment of fixed assets presented in "Accounting Standards for Impairment of Fixed Assets" ("Comments on the Accounting Standard for Impairment of Fixed Assets" by the Business Accounting Council in Japan issued on August 9, 2002) and the "Guidance for Accounting Standard for Impairment of Fixed Assets" (Accounting Standard Board of Japan, Financial Accounting Standards Implementation Guidance No. 6 issued on October 31, 2003). There was no impact on profit and loss as a result of adoption.
	(3) Accounting method for consumption tax Consumption taxes are separately recorded. Non-deductible consumption taxes applicable to the acquisition of assets are included in the cost of acquisition for each asset.

[Notes to Financial Statements]

(Notes to the Balance Sheet)

The First Fiscal Period (As of October 31, 2005)	
Note 1. Number of authorized investment units	2,000,000
Number of investment units issued and outstanding	79,370
Note 2. Minimum unitholders' equity pursuant to Article 67-6 of the Law Concerning Investment Trusts and Investment Corporations Law	50,000,000

(Notes to the Statements of Income and Retained Earnings)

The First Fiscal Period (May 6, 2005 to October 31, 2005)

Note 1. Breakdown of real estate rental business profit and loss

	(Thousands of Yen)
A. Rental and other operating revenues	
Rental revenues	
Leasing income	930,805
Common charges	136,843
Total	1,067,649
Others	
Parking space rental revenues	30,728
Utility charge reimbursements	76,388
Miscellaneous	21,261
Subtotal	128,378
Total rental and operating revenues	1,196,027
B. Rental and other operating expenses	
Rental expenses	
Property management fees	124,552
Utilities	68,783
Repairs, maintenance and renovation	21,806
Insurance	2,602
Trust fees	9,321
Others	23,645
Depreciation	268,160
Total property-related expenses	518,874
C. Rental business profit (A − B)	677,152

(Tax-Effect Accounting)

The First Fiscal Period (May 6, 2005 to October 31, 2005)	
1.Principal deferred tax assets and liabilities were as follows	
	(Thousands of Yen)
Deferred tax assets	
Enterprise tax payable not included in expenses	17
Total deferred tax assets	17
2. Significant difference between statutory income tax rate and the effective tax rate	
	(%)
Normal effective statutory tax rate	39.39
(Adjustments)	
Deductible cash distributions	(39.25)
Others	0.2
Actual effective tax rate	0.34

(Important Subsequent Events)

The First Fiscal Period (May 6, 2005 to October 31, 2005)
Not applicable.

Basis for Calculating Cash Distribution (Yen)

	First Fiscal Period (May 6, 2005 to October 31, 2005)
I Retained earnings at end-period	242,251,377
II Total Distribution	242,237,240
(Distribution per Unit)	(3,052)
III Retained Earnings bring to next period	14,137
Method of calculating the distribution amount	The Investment Corporation determines the amount of distribution in accordance with Article 32-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥242,237,240 to 79,370 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 32-2 of the Investment Corporation's Articles of Incorporation. In its first fiscal period, the Investment Corporation has decided not to distribute cash in excess of distributable income.

Statements of Cash Flows (Reference)

	First Fiscal Period (May 6, 2005 to October 31, 2005)
	(Thousands in Yen)
1. Cash flows from operating activities	
Income before income taxes	243,091
Depreciation	268,160
Amotization of long-term prepaid expenses	2,181
Interest income	▲(17)
Interest expense	57,741
Amotization of organization costs	5,089
Increase in rental receivables	▲(94,432)
Increase in consumption tax refundable	▲(910,190)
Increase in prepaid expenses	▲(30,881)
Increase in trade payables	192,993
Increase in other payables	67,406
Increase in rents received in advance	380,244
Increase in deposits received	71,142
Cash payments of organization costs	▲(50,896)
Cash payments of long-term prepaid expenses	▲(36,680)
Other-net	▲(3,841)
Subtotal	161,111
Interest income receivables	17
Cash payments of interest expense	▲(57,081)
Net cash provided by operating activities	104,047
2. Cash flows from investing activities	
Purchases of property and equipment	▲(71,179,680)
Payments of leasehold and security deposits	▲(10,000)
Payments of leasehold and security deposits received	▲(31,862)
Proceeds from leasehold and security deposits	3,008,243
Payments of restricted bank deposits	▲(884,939)
Net cash used in investing activities	▲(69,098,239)
3. Cash flows from financing activities	
Proceeds from short-term debt	10,000,000
Proceeds from long-term debt	19,000,000
Proceeds from issuance of units	44,285,002
Net cash provided by financing activities	73,285,002
4. Net increase in cash and cash equivalents	4,290,810
5. Cash and cash equivalents at beginning-period	—
6. Cash and cash equivalents at end-period *(Note 1)	4,290,810

(Important Accounting Standards) (Reference)

The scope of cash and cash equivalents on statements of cash flows	For the purpose of cash flow statements, cash and cash equivalents consist of cash on hand, deposits received that can be withdrawn on demand, and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of a change in value

(Notes to the Statements of Cash Flow) (Reference)

The First Fiscal Period
(May 6, 2005 to October 31, 2005)

Note 1. Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.

	(Thousands of Yen) (As of October 31, 2005)
Cash and bank deposits	692,405
Entrusted deposits	4,483,344
Restricted bank deposits held in trust*	(884,939)
Cash and cash equivalents	4,290,810

Note: * Restricted bank deposits held in trust are retained for repayment of tenant leasehold and security deposits held in trust.

Annual Schedule (Planned)
Timely Web site Site Disclosure

April
Account Settlement

June
Earnings Announcement

July
Delivery of Asset Management Report
Payment of Cash Distributions Commenced

October
Account Settlement

December
Earnings Announcement

January
Delivery of Asset Management Report
Payment of Cash Distributions Commenced

Unitholders' Information

Settlement of Accounts	Annually on April 30 and October 31 annually
General Meeting of Unitholders	More than once every two years
Date for Finalizing General Meeting Voting Rights	Date to be disclosed by separate public notice
Date for Determining Cash Distribution Payment	Annually on April 30 and October 31 annually (Cash distributions paid within three months of each date)
Unit Listing	Tokyo Stock Exchange (Securities Code: 8972)
Method of Public Notice	Nihon Keizai Shimbun
Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd. 3-33-1 Shiba, Minato-ku, Tokyo
Transaction Office	The Chuo Mitsui Trust & Banking Co., Ltd. Transfer Agent Department
(Postal Address and Telephone Number)	2-8-4 Izumi, Suginami-ku, Tokyo (Free DialToll-free) 0120-78-2031
Transfer Agent's Locations	Nationwide branches of the Chuo Mitsui Trust & Banking Co., Ltd. Head Office and nationwide branches of Japan Securities Agents, Ltd.

Procedures for Notification of a Change of Address

Unitholders, who do not hold investment certificates, are asked to utilize the storage transfer system and approach their securities company of choice in connection with a change in address, name and or personal seal. Unitholders, who do hold investment certificates, are asked to contact the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd.

Cash Distributions

Unitholders can receive cash distributions by presenting the "*Notification of Payment by Postal Transfer*" at their local post office. In the event the period for receipt of cash distributions has expired, please identify the method of receipt on the reverse of the "*Notification of Payment by Postal Transfer*" and mail to the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd., or approach go to the its Head Office Branch of the Chuo Mitsui Trust & Banking Co., Ltd. for receipt of payment. In addition, this department can also be contacted forin regards to those seekingdirect transfer of future cash distributions to their a bank account for future cash distributions,. please contact the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd.

Information Provided on the Investment Corporation's Web site

The Investment Corporation will make every effort to disclose relevant and accurate information on its Web site in a timely fashion. In addition to an overview of the Investment Corporation, its investment strategies and portfolio, the Web site contains press releases, financial information, information relating to cash distributions and a variety of disclosure materials. The Investment Corporation is committed to enhancing the content of its Web site and to ensure ensuring timely delivery of transparent information.

URL: http://www.kdx-reit.com

What's New

Recent press releases and the latest information.

Portfolio Data

A list of properties that comprise the investment portfolio, location maps, details of individual properties and a breakdown of the entire portfolio.

English

As an additional service, we have prepared an English Web site.

Annex B

Brief description of documents for which no English language version has been prepared

1. Securities Registration Statement dated June 20, 2005, and amendments thereto dated July 1, 2005 and July 11, 2005

   These statements were filed with the Director of the Kanto Local Finance Bureau ("KLFB") in relation to the public offering of the investment units of the Investment Corporation in Japan. These statements contain the terms and conditions of the offering, the outline of the Investment Corporation, its investment policy, anticipated acquisitions, risk factors, fees and taxes, management conditions, summary of its administrative affairs, summary of the unitholders' rights, summary of the related parties and other matters. The prospectus in the form is substantially the same as these statements were used in the public offering.

2. Securities Report dated January 30, 2006, for the business period ended October 31, 2005

   This is the securities report containing information pertaining to the outline of the Investment Corporation, its business, operating results, financial condition and financial statements of the Investment Corporation for the period ended October 31, 2005.

3. Securities Registration Statement dated April 3, 2006, and amendments thereto dated April 10, 2006 and April 19, 2006

   These statements were filed with the Director of the KLFB in relation to following public offering of the investment units of the Investment Corporation in Japan. These statements are substantially the same as the above Securities Registration Statement. The prospectus in the form is substantially the same as these statements were used in the initial public offering.

4. Securities Registration Statement dated April 3, 2006, and amendments thereto dated April 10, 2006 and April 19, 2006

   These statements were filed with the Director of the KLFB in relation to the issuance of the new investment units of the Investment Corporation through a third-party allotment. These statements contain the terms and conditions of the third-party allotment, the outline of the Investment Corporation, its investment policy, anticipated acquisitions, risk factors, fees and taxes, management conditions, summary of its administrative affairs, summary of the unitholders' rights, summary of the related parties and other matters. The prospectus in the form is substantially the same as these statements were used in the public offerings.

5. Extraordinary Report dated April 3, 2006, and amendments thereto dated April 19, 2006

   The Investment Corporation effected the international offering outside Japan in reliance on Regulation S and Rule 144A concurrently with the offering in Japan as described above. This extraordinary report and amendments thereto are in relation to such international offering. The Securities and Exchange Law of Japan provides that a company which is required to file a securities report shall, if the company falls within the purview of such cases as may be prescribed by an ordinance of the Cabinet Office as necessary with the KLFB, without delay file a report containing statements on the substance of the matter (the "Extraordinary Report") in accordance with the provisions of an ordinance of the Cabinet Office.

6. Extraordinary Report dated July 18, 2006

   A part of the investment policy of the Investment Corporation was modified as of July 12, 2006. This extraordinary report is in relation to such modification of investment policy. The Securities and Exchange Law of Japan provides that a company which is required to file a securities report shall, if the company falls within the purview of such cases as may be prescribed by an ordinance of the Cabinet Office as necessary with the KLFB, without delay file the Extraordinary Report in accordance with the provisions of an ordinance of the Cabinet Office.

KENEDIX Realty Investment Corporation

Semiannual Report

Second Fiscal Period
From November 1, 2005 to April 30, 2006


Office
KDX Omori Building
KDX Hamamatsucho Building
Dai-ichi Kayabacho Building
NTB-M Building
KDX Shin-Yokohama Building
KDX Yotsuya Building
KDX Minami Semba Dai-1 Building
KDX Minami Semba Dai-2 Building
Residential
Residence Charmante Tsukishima
Regalo Ochanomizu I・II
Regalo Shiba-Kouen
Chigasaki Socie Ni-bankan
Court Nishi-Shinjuku
Regalo Komazawa-Kouen
Court Shin-Okachimachi
Primo Regalo Kagurazaka
Primo Regalo Youga
Court Shimouma
Ashiya Royal Homes
Regalo Ibaraki I・II
Collection Higashi-Sakura
Renaissance 21 Hirao Jousui-machi
Montore Nishikouen Bay Court
Retail
ZARA Tenjin Nishi-dori
KENEDIX
KENEDIX Selection
KENEDIX Realty Investment Corporation

Basic Investment Strategy

In principle, Kenedix Realty Investment Corporation ("the Investment Corporation") invests in real estate and specified assets including securities backed by real estate for the purpose of securing stable earnings, sustainable investment asset growth and maximum cash distribution to investors.
To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity.
The Investment Corporation strives to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.
In order to realize its objectives, the Investment Corporation has appointed Kenedix REIT Management, Inc. ("Asset Management Company"), as its asset management company.
The Asset Management Company is supported by the vision, experience, and human resources of Kenedix, Inc. ("Kenedix")

Note: Kenedix REIT Management, Inc. is a wholly owned subsidiary of Kenedix, Inc.



KENEDIX
Kenedix, Inc.
"a pioneer in real estate investment management services in Japan"
"assets under management totaling approximately 490 billion yen"
Shared vision,experience,and human resources
Extensive information network
KENEDIX
Kenedix REIT Management,Inc.
(Asset Management Company)
"Trends and Timing"
+
"Three-point investment criteria"
(Type,Area and Size)
KENEDIX
Realty Investment Corporation
Kenedix Realy Inverstment Corporation
"A diversified asset portfolio"
(KENEDIX Selection)
Stable earnings
Sustainable investment asset growth
Real Estate Inverstment Trust Market
(Broad investor base)

Contents

To Our Unitholders

Taking this opportunity to present our semiannual report, I would like to thank all unitholders for their continued support and understanding as we strive to achieve stable earnings and sustainable growth.

In its second fiscal period, (November 1, 2005 to April 30, 2006) Kenedix Realty Investment Corporation recorded operating revenues of ¥2,871 million, ordinary income of ¥1,103 million and net income of ¥1,101 million. As a result, cash distribution for the fiscal period under review was ¥13,884 per unit.

Looking at its third fiscal period and beyond, the Investment Corporation in concert with Kenedix REIT Management, Inc. will continue to pursue stable growth from a medium- and long-term perspective. We offer our sincere appreciation to all unitholders for continuing to share and support our vision.



Taisuke Miyajima
Executive Director, Kenedix Realty Investment Corporation
CEO and President, Kenedix REIT Management, Inc.

Investment Highlights

Cash Distribution for the Second Fiscal Period (November 1, 2005 to April 30, 2006): ¥13,884 per unit

Note: The second fiscal period commenced on November 1, 2005 and ended on April 30, 2006, a period of 181 days.

Investment Highlights

	Results for the First Fiscal Period	Results for the Second Fiscal Period
Operating Revenues	¥1,196 million	¥2,871 million
Operating Income	¥589 million	¥1,343 million
Ordinary Income	¥243 million	¥1,103 million
Net Income	¥242 million	¥1,101 million
Distribution per Unit	¥3,052	¥13,884

Financial Results

	First Fiscal Period	Second Fiscal Period
Total Assets	¥77,325 million	¥92,053 million
Unitholders' Equity	¥44,527 million	¥45,387 million
Unitholders' Equity to Total Assets	57.6%	49.3%
Unitholders' Equity per Unit	¥561,008	¥571,840




Lithmatic

A-13 Bells Modes Building

A-17 Ebisu East 438 Building

KENEDIX Selection



A-18 KDX Omori Building



A-21 NTB·M Building



B-19 Residence Charmante Tsukishima



C-1 Jinnan-zaka Frame

Corporation

Portfolio Highlights

Portfolio Composition

The Investment Corporation strives to develop a diversified investment portfolio adopting a three-point investment criteria based on property type, area, and size.

Immediately following IPO as of August 1, 2005 (29 properties)	As of June 12, 2006 (59 properties)

Type



Retail: 1 property
Total ¥9.9B
Office: 11 properties
Total ¥32.197B
16.2%
31.0%
52.7%
Residential:
17 properties
Total ¥18.986B
Retail: 3 properties
Total ¥16.059B
11.6%
31.5%
56.8%
Office: 25 properties
Total ¥78.279B
Residential:
31 properties
Total ¥43.421B

Area



Other Regional Areas:
3 properties
Total ¥2.281B
3.7%
96.2%
Tokyo Metropolitan Area:
26 properties
Total ¥58.802B
Other Regional Areas:
13 properties
Total ¥23.421B
17.0%
82.9%
Tokyo Metropolitan Area:
46 properties
Total ¥114.338B

Size



¥7.5-10.0B:
1 property
Total ¥9.9B
¥5.0-7.5B:
2 properties
Total ¥11.12B
¥2.5-5.0B:
4 properties
Total ¥13.813B
Less than ¥1.0B:
11 properties
Total ¥8.2B
13.4%
16.2%
29.5%
18.2%
22.6%
¥1.0-2.5B:
11 properties
Total ¥18.05B
¥7.5-10.0B: 1 property
Total ¥9.9B
¥5.0-7.5B:
6 properties
Total ¥33.2B
Less than ¥1.0B:
6 properties
Total ¥12.1B
7.1%
8.8%
30.3%
24.1%
29.5%
¥1.0-2.5B:
24 properties
Total ¥41.7B
¥2.5-5.0B:
12 properties
Total ¥40.6B

Note : 1. The Tokyo Metropolitan Area consists of Tokyo, Kanagawa, Saitama and Chiba prefectures.
2. Percentage figures in the above pie charts represent the proportion of each category as a percentage of the total calculated on a property acquisition-price basis. Percentage figures are rounded off to the first decimal place.
3. B=billions

	Immediately following IPO	As of June 12, 2006
Total Acquisition Price	61 billion yen	137.7 billion yen
Total Number of Properties	31 properties	59 properties
Weighted-Average Portfolio Age	11.7 years	11.1 years

Note: The average age of building construction, current as of April 30, 2006, is shown as the weighted-average portfolio age based upon acquisition prices.

External Growth Performance (based on acquisition price)



(¥B)
140
120
100
80
60
40
20
Office
Residential
Retail
29 properties
¥61.0B
16.2%
31.0%
52.7%
31 properties
¥69.1B
17.9%
27.4%
54.6%
35 properties
¥81.4B
15.2%
25.5%
59.2%
59 properties
¥137.7B
11.6%
31.5%
56.8%
Immediately Following IPO
(Aug 1, 2005)
1st Period
(ending Oct 31, 2005)
2nd Period
(ending Apr 30, 2005)
2nd Period Results Announced
(as of Jun 12, 2006)

Note: Amounts of less than ¥100 million omitted for money amounts, and digits below decimal point [illegible]

KENEDIX Selection (As of June 12, 2006)

Office Buildings (25 properties)

Emphasis on mid-sized office buildings in the Tokyo Metropolitan Area, in particular Central Tokyo.



Acquisition price
(Tokyo Metropolitan Area)
Acquisition price
(Other Regional Areas)
Tokyo's 23 wards
18 properties ¥58.0B
Central Tokyo
15 properties ¥51.3B
Tokyo's 23 wards
(not incl. central Tokyo)
3 properties ¥6.7B
Tokyo's 23 wards
Greater Osaka Area
3 properties ¥8.7B
Fukuoka
1 property ¥1.4B
Kanagawa
2 properties ¥7.8B
Chiba
1 property ¥2.2B



Office Portfolio
(based on acquisition price)
Other Regional Areas
(4 properties)
12.9%
Tokyo Metropolitan Area
(not incl. Tokyo's 23 wards)
(3 properties)
12.8%
Tokyo's 23 wards
(not incl. central Tokyo)
(3 properties)
8.6%
Central Tokyo
(15 properties)
65.5%

Notes:
1. Central Tokyo consists of the Chiyoda, Chuo, Minato, Shibuya and Shinjuku wards.
2. Greater Osaka Area consists of Osaka and Hyogo prefectures.
3. Money amounts are rounded to the nearest ¥100 million.
4. Ratios indicate the total acquisition price for properties in each area in proportion to the total acquisition costs for all properties combined.
5. Ratios are rounded to the first decimal place.

*The data above is based upon a portfolio of 25 office buildings held by Kenedix Realty Investment Corporation, including 15 properties held at the end of the second fiscal period and 10 properties already acquired during the third fiscal period as of June 12, 2006.

Office Building Average Vacancy Ratio



Avg. vacancy ratio
(%)
12
11
10
9
8
7
6
5
4
3
2
Osaka
Yokohama
Tokyo's 23 Wards
1999 2000 2001 2002 2003 2004 2005
Tokyo's 23 Wards
Yokohama
Osaka

Source :
KDRM, based on the following references.
2000~2004 : K.K. Ikoma Data Service System (IDSS) "White Paper on Real Estate" (2000~2005 editions)
2005 : IDSS, "Office Market Report" (2006 winter)

Corporate Income Distribution by Prefectures



Other Regional Areas
48.9%
Tokyo
44.1%
Chiba
1.3%
Saitama
1.7%
Kanagawa
4.0%

Source :
KDRM, based on information of National Tax Agency

Number of Employees per Office (Tokyo) (% of total offices)



30 ~ 99
employees
4.8%
100 and above
employees
1.5%
10 ~ 29
employees
15.2%
1 ~ 9
employees
78.5%

Source:
KDRM, based on Search Report about Office as of 2004 (Tokyo Metropolitan Government Bureau of General Affairs)
Note:
Includes 695 offices (0.1%) for which employees were seconded from other companies

Note: References to "KDRM" are to Kenedix REIT Management, Inc.

Residential Properties (31 properties)

Emphasis on residential properties in densely populated areas with a high number of households.

Acquisition price (Tokyo Metropolitan Area)

Acquisition price (Other Regional Areas)

Hokkaido
1 property ¥1.8B

Greater Osaka Area
2 properties ¥3.9B

Tokyo's 23 wards
21 properties ¥31.7B

Fukuoka
2 properties ¥1.7B

Kanagawa
2 properties ¥2.1B

Nagoya
3 properties ¥2.1B

Residential Portfolio (based on acquisition price)

Hokkaido 1 property 4.1%

Fukuoka 2 properties 3.9%

Nagoya 3 properties 4.8%

Greater Osaka Area 2 properties 9.0%

Tokyo Metropolitan Area (not incl. Tokyo's 23 wards) 2 properties 4.8%

Tokyo's 23 wards 21 properties 73.1%

Notes:
1. Greater Osaka Area consists of Osaka and Hyogo prefectures.
2. Money amounts are rounded to the nearest ¥100 million.
3. Ratios indicate the total acquisition price for properties in each area in proportion to the total acquisition costs for all properties combined.
4. Ratios are rounded to the first decimal place.

*The data above is based upon a portfolio of 31 residential properties held by Kenedix Realty Investment Corporation, including 16 properties held as of the end of the second fiscal period (excluding two properties sold on May 10, 2006) and 15 properties already acquired during the third fiscal period as of June 12, 2006.

Japan Population Growth Rate

Rank	City	Population as of 2005	Growth rate (2000-2005)
1	Tokyo's 23 wards	8,483,050	4.3%
2	Yokohama	3,579,133	4.4%
3	Osaka	2,628,776	1.2%
4	Nagoya	2,215,031	2.0%
5	Sapporo	1,880,875	3.2%
6	Kobe	1,525,389	2.1%
7	Kyoto	1,474,764	0.0%
8	Fukuoka	1,400,621	4.4%
9	Kawasaki	1,327,009	6.2%
10	Saitama	1,176,269	3.8%
11	Hiroshima	1,154,595	1.8%
12	Sendai	1,024,947	1.7%
Total		127,756,815	0.7%

Source:
MIC Statistics Bureau, Population Census 2005

Notes:
1. Based on the population as of October 1, 2005
2. Cities where the Investment Corporation owns properties are highlighted
3. References to "MIC" are to Ministry of Internal Affairs and Communications.

Rent Index by Type



130
120
110
100
90
80
70
1996
1998
2000
2002
2004
2006
Office Rent Index
Residential Rent Index

Source:
Japan Real Estate Institute

Note:
The index shows conditions as of September each year, with the year 2005=100.

Properties Roster

Properties as of the end of the 2nd period (35 properties)

Type	Area	Name	Location	Acquisition Price (¥M) (Note1)	Completion Date (Note2)	Occupancy Ratio (%) (Note3)
Office	Tokyo Metropolitan Area	Belles Modes Building	Chiyoda ward, Tokyo	5,950	May 1994	80.5
		Nihonbashi 313 Building	Chuo ward, Tokyo	5,940	Apr. 1974	100.0
		Sogo Hirakawacho Building	Chiyoda ward, Tokyo	5,180	Mar. 1988	100.0
		Higashi-Kayabacho Yuraku Building	Chuo ward, Tokyo	4,450	Jan. 1987	100.0
		Noir Hatchobori	Chuo ward, Tokyo	3,680	Jun. 1993	100.0
		K&Y Building (Southern Plaza)	Nakano ward, Tokyo	2,533	Aug. 1992	98.8
		Harajuku F.F. Building	Shibuya ward, Tokyo	2,450	Nov. 1985	100.0
		KDX Hamacho Building	Chuo ward, Tokyo	2,300	Sep. 1993	87.3
		FIK Minami Aoyama	Minato ward, Tokyo	2,270	Nov. 1988	100.0
		KDX Funabashi Building	Funabashi, Chiba	2,252	Apr. 1989	91.9
		Kanda Kihara Building	Chiyoda ward, Tokyo	1,950	May 1993	100.0
		NNK Building	Shinjuku ward, Tokyo	1,610	Jun. 1992	100.0
		Koishikawa Yoshida Building	Bunkyo ward, Tokyo	704	Oct. 1992	100.0
	Other Regional Areas	Portus Center Building	Sakai, Osaka	5,570	Sep. 1993	100.0
		Hakata-Ekimae Dai-2 Building	Fukuoka, Fukuoka	1,430	Sep. 1984	96.7
		Office (15 properties) Sub Total		48,269	17.4 yrs	97.3
Residential	Tokyo Metropolitan Area	Storia Sirokane	Minato ward, Tokyo	3,150	Feb. 2003	92.5
		Tre di Casa Minami Aoyama	Minato ward, Tokyo	2,460	Feb. 2004	100.0
		Court Mejiro	Shinjuku ward, Tokyo	1,250	Mar. 1997	85.1
		Apartments Motoazabu	Minato ward, Tokyo	1,210	Jan. 2004	97.1
		Apartments Wakamatsu-Kawada	Shinjuku ward, Tokyo	1,180	Feb. 2004	97.8
		Court Nihonbashi-Hakozaki	Chuo ward, Tokyo	1,130	Feb. 2004	94.3
		Side Denenchofu	Ota ward, Tokyo	1,110	Feb. 1997	94.4
		S-court Yokohama-Kannai	Yokohama, Kanagawa	945	Mar. 2003	100.0
		Court Motoasakusa	Taito ward, Tokyo	880	Jan. 2005	82.3
	Sold on May 10, 2006	Storia Todoroki	Setagaya ward, Tokyo	877	Dec. 2002	100.0
		Bloom Omotesando	Shibuya ward, Tokyo	875	Mar. 2003	85.2
	Sold on May 10, 2006	Clair Court Rokakouen	Setagaya ward, Tokyo	831	Aug. 1998	100.0
		Human Heim Okachimachi	Taito ward, Tokyo	830	Dec. 2004	100.0
		Court Shinbashi	Minato ward, Tokyo	748	Dec. 1997	95.2
		Court Suitengu	Chuo ward, Tokyo	659	Jul. 2003	94.9
	Other Regional Areas	Venus Hibarigaoka	Sapporo, Hokkaido	1,800	Mar. 1989	82.7
		Abreast Hara	Nagoya, Aichi	444	Feb. 2000	100.0
		Abreast Hirabari	Nagoya, Aichi	407	Mar. 2000	97.5
		Residential (18 properties) Sub Total		20,786	5.2 yrs	91.1
Retail	Tokyo Metropolitan Area	Jinnan-zaka Frame	Shibuya ward, Tokyo	9,900	Mar. 2005	100.0
		Yoyogi M Building	Shibuya ward, Tokyo	2,479	Aug. 1991	87.1
		Retail (2 properties) Sub Total		12,379	3.9 yrs	97.4
Total 35 properties				81,434	12.3 yrs	94.9

Additional properties during the 3rd period (26properties) (as of June 12, 2006)

Type	Area	Name	Location	Acquisition Price (¥M) (Note1)	Completion Date (Note2)	Occupancy Ratio (%) (Note3)
Office	Tokyo Metropolitan Area	Toshin-24 Building	Yokohama, Kanagawa	5,300	Sep. 1984	100.0
		Ebisu East 438 Building	Shibuya ward, Tokyo	4,640	Jan. 1992	100.0
		KDX Omori Building	Ohta ward, Tokyo	3,500	Oct. 1990	100.0
		KDX Hamamatsucho Building	Minato ward, Tokyo	3,460	Sep. 1999	100.0
		Dai-ichi Kayabacho Building	Chuo ward, Tokyo	2,780	Oct. 1987	100.0
		NTB·M Building	Minato ward, Tokyo	2,690	Feb. 1992	100.0
		KDX Shin-Yokohama Building	Yokohama, Kanagawa	2,520	Sep. 1990	100.0
		KDX Yotsuya Building	Shinjuku ward, Tokyo	1,950	Oct. 1989	100.0
	Other Regional Areas	KDX Minami Semba Dai-1 Building	Osaka, Osaka	1,610	Mar. 1993	100.0
		KDX Minami Semba Dai-2 Building	Osaka, Osaka	1,560	Sep. 1993	86.0
Office (10 properties) Sub Total				30,010	-	-
Residential	Tokyo Metropolitan Area	Residence Charmante Tsukishima	Chuo ward, Tokyo	5,353	Jan. 2004	100.0
		Regalo Ochanomizu I&II	Bunkyo ward, Tokyo	3,600	1 : Jan. 2006 2 : Feb. 2006	58.2
		Regalo Shiba-Kouen	Minato ward, Tokyo	2,260	Nov. 2005	74.4
		Chigasaki Socie Ni-bankan	Chigasaki, Kanagawa	1,160	Jan. 1991	91.3
		Court Nishi-Shinjuku	Shinjuku ward, Tokyo	1,130	Oct. 2005	96.3
		Regalo Komazawa-Kouen	Setagaya ward, Tokyo	912	Feb. 2006	95.6
		Court Shin-Okachimachi	Taito ward, Tokyo	878	Oct. 2005	97.0
		Primo Regalo Kagurazaka	Shinjuku ward, Tokyo	762	Jan. 2006	93.2
		Primo Regalo Youga	Setagaya ward, Tokyo	730	Dec. 2005	100.0
		Court Shimouma	Setagaya ward, Tokyo	638	Oct. 2005	100.0
	Other Regional Areas	Ashiya Royal Homes	Ashiya, Hyogo	2,330	Jun. 1991	78.5
		Regalo Ibaraki I&II	Ibaraki, Osaka	1,600	1 : May 1991 2 : Mar. 1993	31.1
		Collection Higashi-Sakura	Nagoya, Aichi	1,264	Mar. 2006	22.4
		Renaissance 21 Hirao Jousui-machi	Fukuoka, Fukuoka	900	Oct. 2005	58.0
		Montore Nishikouen Bay Court	Fukuoka, Fukuoka	826	Feb. 2006	61.0
Residential (15 properties) Sub Total				24,343	-	-
Retail	Other Regional Areas	ZARA Tenjin Nishi-dori	Fukuoka, Fukuoka	3,680	Nov. 2005	100.0
Retail (1 property) Sub Total				3,680	-	-
Total 26 properties				63,992	-	-
Total 59 properties				137,759 (Note4)	11.1 yrs (Note5)	90.8 (Note6)

Notes:
1. Figures in the "Acquisition Price" column represent the real estate or trust beneficiary interest sales price (excluding consumption tax, rounded down to the nearest million yen) for each property acquired, identified in relevant Real Estate or Trust Beneficiary Interest Purchase and Sales Agreements.
2. The "Completion Date" column refers to the date on which construction was first completed. Each average age subtotals and total for the investment portfolio is shown as the weighted-average portfolio age based upon acquisition prices with a base date of April 30, 2006.
3. "Occupancy Ratio" is the leased floor area divided by total leasable floor area for each property as a percentage to the nearest first decimal place. Ratios are calculated as of April 30, 2006 for the second fiscal period and as of May 31, 2006 for 26 properties acquired during the third fiscal period. Subtotals and total for the investment portfolio are weighted-averages.
4. The total acquisition price for 59 properties held by the Investment Corporation as of June 12, 2006.
5. The weighted-average age of the 59 properties held by the Investment Corporation as of June 12, 2006 with a base date of April 30, 2006.
6. The weighted-average occupancy ratio is calculated as of May 31, 2006 based on the 59 properties held by the Investment Corporation as of June 12, 2006.

Board of Directors

The members of our board of directors are as follows:

Taisuke Miyajima

Taisuke Miyajima has been our executive director since May 2005. In 1985, he joined Mitsubishi UFJ Trust and Banking Corporation (formerly The Mitsubishi Trust and Banking Corporation) where he gained about a decade of business experience in a number of positions within the company, including its Capital Markets Department. He joined Kenedix (formerly Kennedy-Wilson Japan Co., Ltd.) in 1998, and was seconded to the Asset Management Company in 2004 where he became chief executive officer and president. Prior to serving as our executive director, he transferred his employment to the Asset Management Company in 2005, continuing to serve in the same position. He has obtained approval from the Commissioner of the Finance Services Agency for holding concurrent positions with us and the Asset Management Company pursuant to Article 13 of the Investment Trust Law, as of April 18, 2005. Taisuke Miyajima holds 20 of our units.

Kimio Kodama

Kimio Kodama has been a supervisory director since May 2005. He was admitted to the Japanese bar in 1963 and is a general practitioner of Japanese law. He established Hanzomon Sogo Law Office (formerly Towa Law Office) in 1966. He has been a director of Kyoritsu Women's Educational Institution since 1997 and served as a director for The Housing Loan Guarantee Corporation since 1998 and as a director for the Victim Support Center of Tokyo since 2000.

Shiro Toba

Shiro Toba has been a supervisory director since May 2005. He joined Chuo Aoyama Pricewaterhouse Coopers (formerly Chuo Shinko Audit Corporation) in 1989 and became a Japanese certified public accountant in 1993. Prior to being certified as a tax accountant in 2002, he established Toba Public Accounting Office in 1997. He has been serving as a representative director of Minori Accounting Co., Ltd. since January 2005 and as a director of BTK Solution Co., Ltd. since March 2005.



Questions & Answers

"Questions & Answers" are based on an interview with Taisuke Miyajima, CEO and President of Kenedix REIT Management, Inc. ("Asset Management Company"), the asset management company for Kenedix Realty Investment Corporation ("the Investment Corporation").

Q. What strategies have been advanced to differentiate the Investment Corporation from its competitors?

A. The Investment Corporation is a diversified real estate investment trust that primarily invests in office buildings, residential properties, retail properties and other real estate assets. In specific terms, the Investment Corporation is engaged in selective investment in medium-sized office buildings located in the Tokyo Metropolitan Area, as well as residential properties located in densely populated areas with a high number of households. The Investment Corporation has appointed Kenedix REIT Management, Inc. as its asset management company. The Asset Management Company boasts specialized knowledge of real estate and financial markets and is largely comprised of employees transferred from Kenedix, Inc. Leveraging the know-how and expertise of the Kenedix Group, the Investment Corporation is well placed to pursue dynamic growth.

Growth Potential

Q. What target for asset scale have you set for the future?

A. As of April 30, 2006, the end of the Investment Corporation's second fiscal period, the Investment Corporation owned a portfolio of 35 properties with total acquisition costs of approximately ¥81.4 billion. As of June 12, 2006, the date the Investment Corporation's second fiscal period results were announced, this balance had increased to 59 properties with total acquisition costs of approximately ¥137.7 billion. In July 2005, on the occasion of the Investment Corporation's public listing, we identified an asset scale target exceeding ¥200 billion by December 31, 2008. Based on the steady progress achieved to date, we have decided to bring forward this target and will endeavor to exceed an asset scale of ¥200 billion by December 31, 2007. Our goals, however, do not revolve entirely around increasing asset scale. In concert with efforts to increase the size of the Investment Corporation's portfolio, we will make every effort to steadily enhance earnings per share (EPS).

Q. What steps does the Investment Corporation take with regard to property management?

A. The Investment Corporation has appointed Kenedix Advisors Co., Ltd. ("Kenedix Advisors") as its sole property management company. This decision was made to ensure a single point of contact for all matters relating to property management, to ensure a unified approach and procedure, and to enhance response times and the quality of service.
Furthermore, scale merits apply in connection with building management, property insurance and other management activities, which collectively contribute to a lighter administrative burden and reduced costs.
In specific terms, the Asset Management Company has undertaken a variety of activities including repairs, maintenance and renovation of existing properties with the aim of increasing rent level and occupancy ratio.
Examples of activities:

- Improve common use areas including toilets and entrances, increase property competitiveness through renewal and upgrade
- Ascertain tenants needs through tenant satisfaction surveys
- Enhance tenant communication (decorate entrance halls and common use areas to reflect seasonal events such as Christmas and New Years, present greeting cards and flowers to new tenants)
- Strengthen leasing activities through close ties with leasing intermediary companies.

Investment Properties

Q. Please elaborate on the unique characteristics of medium-sized office buildings.

A. Compared with large-sized office buildings, medium-sized office buildings provide greater liquidity. In addition to the larger number of buildings on the market, the acquisition prices and rent level of medium-sized office buildings offer a wider scope of acquisition and leasing opportunities. Under these circumstances, the Investment Corporation recognizes that medium-sized office buildings provide the Investment Corporation with the best avenue to leverage its abilities in identifying properties with competitive advantage and its expertise and know-how in property leasing and management. Furthermore, given tenant characteristics and the large pool of competing properties, the Investment Corporation recognizes that medium-sized office buildings exhibit higher rates of tenant turnover with rent levels more finely attuned to economic trends, particularly in times of recovery.

Q. Why does the Investment Corporation invest mainly in medium-sized office buildings?

A. As a fund manager, the Kenedix Group boasts a wealth of experience and know-how in medium-sized office buildings. Focusing on this segment enables the Investment Corporation to leverage this considerable strength. We also hold high expectation for continued increase in rent level in line with favorable economic trends.

Q. Why does the Investment Corporation invest in residential properties?

A. Maintaining a certain percentage of the investment portfolio in residential properties provides a number of advantages. First, in an effort to ensure prudent investment, the Investment Corporation adheres to investment criteria based on type, area and size. In investing in residential properties, the Investment Corporation strives to diversify risk. In addition, residential properties offer relatively stable rent levels. This in turn delivers steady earnings and cash flows. When investing in residential properties, the Investment Corporation places emphasis on acquiring competitive properties located in densely populated areas with a high number of households.

Q. What are your thoughts on the leasing market for residential properties?

A. In line with changes in population trends, fluctuations in the number of households by area are experiencing increased polarization. In this context, we are seeing steady leasing demand for residential properties primarily in the Tokyo Metropolitan Area.
In addition, the population and the number of households in certain major cities of Other Regional Areas are also increasing. Accordingly, we expect leasing demand for residential properties in Sapporo, Nagoya and Fukuoka to expand. The Investment Corporation intends to invest in residential properties with a keen eye to the aforementioned trends.

Q. What are your expectations for the real estate and J-REIT markets?

A. We believe that real estate markets will remain active in the Tokyo Metropolitan Area. Accordingly, the ability to acquire prime properties at reasonable prices will become increasingly difficult. The Investment Corporation also recognizes that real estate markets are subject to a variety of trends based on property type, area and size. While activity in one area may be robust, other areas may experience stagnant conditions. With this in mind, the possibility that real estate prices will appreciate nationwide is considered slim. Under these circumstances, the ability to accurately identify real estate trends by property type, area and size will become more important. Currently, Japanese Real Estate Investment Trust ("J-REIT") market is comprised of over 30 publicly listed trusts with market capitalization exceeding ¥3 trillion. Looking ahead, it would not be a surprise if there were between 50 and 70 listed J-REITs with market capitalization around ¥10 trillion in the next few years. In the domestic market, yields on REITs exceed 10-year government bonds by nearly 2.0%. At this level, J-REITs remain highly competitive when compared with REITs in markets overseas.

Financial Strategy

Q. What benchmark have you established for interest-bearing debt ratio, and what are the Investment Corporation's debt policies?

A. The Investment Corporation is conscious of maintaining a prudent financial strategy together with an appropriate interest-bearing debt ratio (a balance between total assets and interest-bearing debt). Currently, the target ratio is set between 35 to around 50%. From its incorporation, the Investment Corporation has undertaken debt on an unsecured and unguaranteed basis. This reflects the high credit standing of the Investment Corporation and an acknowledgement by financial institutions of the quality of investment properties, investment policies and the Asset Management Company's personnel and management.

Q. How do you see interest rate trends in the future? What measures do you have in place to avoid the risk of future increase in interest rates?

A. Following the decision by the Bank of Japan to lift quantitative monetary easing policies, interest rates are expected to show a moderate rise. We believe the key factor in determining future market conditions will be the speed of interest rate increase. If the pace at which interest rates rise serves to promote economic growth, the impact on real estate markets is naturally favorable. For example, in an environment where economic growth outpaces the increase of interest rates, rent levels can also be expected to rise. With this in mind, the Investment Corporation invests primarily in medium-sized office buildings, characterized by relatively high rates of tenant turnover. Under these circumstances, we are able to maintain rent levels in line with market trends. In an effort to avoid the risk of future increase in interest rates, the Investment Corporation adopts a prudent fixed interest rate policy. In principle, we enter into interest-rate swap agreements to fix cost levels on floating rate long-term debt. Furthermore, the Investment Corporation acquired an A3 credit rating from Moody's Investors Services, Inc. in February 2006. Looking ahead, we will also consider the issue of fixed rate investment corporate bonds as a measure to avoid the risk of future increase in interest rates.

Financial Summary

Trends in Operating Conditions

Period			First Fiscal Period (As of October 31, 2006)	Second Fiscal Period (As of April 30, 2006)
Operating revenues		Millions of Yen	1,196	2,871
(Rental revenues)		Millions of Yen	1,196	2,871
Operating expenses		Millions of Yen	606	1,527
(Property-related expenses)		Millions of Yen	518	1,265
Operating income		Millions of Yen	589	1,343
Ordinary income		Millions of Yen	243	1,103
Net income	(a)	Millions of Yen	242	1,101
Total assets	(b)	Millions of Yen	77,325	92,053
Interest-bearing debt	(c)	Millions of Yen	29,000	42,000
Unitholders' equity	(d)	Millions of Yen	44,527	45,387
Unitholders' capital		Millions of Yen	44,285	44,285
Number of investment units issued and outstanding	(e)	Per Unit	79,370	79,370
Unitholders' equity per unit	(d)／(e)	Yen	561,008	571,840
Total distribution	(f)	Millions of Yen	242	1,101
Distribution per unit	(f)／(e)	Yen	3,052	13,884
(Earnings distributed per unit)		Yen	3,052	13,884
(Distribution in excess of earnings per unit)		Yen	—	—
Return on assets (annualized)	(Note 1, 2)	%	0.3 (1.3)	1.3 (2.6)
Return on unitholders' equity (annualized)	(Note 2, 3)	%	0.6 (2.2)	2.5 (4.9)
Unitholders' equity ratio at the end of period	(d)／(b)	%	57.6	49.3
Interest-bearing debt ratio at the end of period	(c)／(b)	%	37.5	45.6
Payout ratio (Note 4)	(f)／(a)	%	99.9	99.9
[Other reference]				
Number of properties		Properties	31	35
Total leasable floor area		m²	81,298.67	104,868.65
Occupancy ratio at the end of period		%	96.6	94.9
Depreciation expenses for the period		Millions of Yen	268	650
Capital expenditures for the period		Millions of Yen	47	510
Leasing NOI (net operating income)	(Note 5)	Millions of Yen	945	2,256
FFO (funds from operation)	(Note 6)	Millions of Yen	510	1,752
FFO per unit	(Note 7)	Yen	6,430	22,076

Notes:

1. Return on assets = Ordinary income / (Total assets at the beginning of period + Total assets at the end of period) / 2 x 100
   Total assets reflects the value on August 1, 2005, which was the first actual date of operations of the first fiscal period.
2. Annualized values are calculated based upon a period of 181 days. Annualized values for the first fiscal period are calculated based upon a period of 92 days, the actual number of business days in the first fiscal period (from August 1, 2005 to October 31, 2005).
3. Return on unitholders' equity = Net income / (Total unitholders' equity at the beginning of period + Total unitholders' equity at the end of period) / 2 x 100
   Total unitholders' equity at the beginning of period reflects the value on August 1, 2005, which was the first actual date of operations of the first fiscal period.
4. Payout ratio is rounded off to the first decimal place.
5. Leasing NOI = Rental and other operating revenues from rental and other operating expenses + Depreciation expenses for the period
6. FFO = Net income + Depreciation expenses for the period
7. FFO per unit = FFO / number of investment units issued and outstanding (figures below ¥1 rounded off)

Management Review & Policies

Operating Conditions for the Second Fiscal Period

(1) The Investment Corporation

The Investment Corporation was established on May 6, 2005 in accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"). On July 21, 2005, the Investment Corporation was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange. (Securities Code: 8972). Thereafter, the Investment Corporation first reported its operating results for period ending on October 31, 2005. As of April 30, 2006, the end of the second fiscal period, the number of investment units issued and outstanding totaled 79,370 units.

The Investment Corporation appointed Kenedix REIT Management, Inc. as its asset management company. In concert with the Asset Management Company, the Investment Corporation strives to maximize cash distribution to investors by securing stable earnings and sustainable investment growth. To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation endeavors to develop a diversified investment portfolio named "*KENEDIX Selection,*" adopting a three-point investment criteria based on property type, area and size.

(2) Investment Environment and Management Performance

a. Investment environment

During the second fiscal period, the Japanese economy made a steady shift from moderate to full-fledged recovery. Conditions were buoyed by an increase in capital expenditure on the back of an improvement in corporate earnings, and robust employment conditions contributing to an upswing in personal consumption.

On March 9, 2006, the Bank of Japan lifted its quantitative monetary easing policy, which was first implemented in March 2001. At the same time, the Central Bank announced that it would shift its focus from the bank's current account balance to unsecured call interest rates. In announcing the policy shift, the Bank of Japan pledged to anchor the unsecured call rate near zero for a prudent period. Thereafter adjustments would be made on a gradual basis in accordance with changes in the economy and consumer prices.

Turning to real estate markets in Japan, official announcements as of January 1, 2006, indicated land prices in the major metropolitan areas of Tokyo, Osaka, Kyoto and Nagoya had either held their value or made a steady increase. In other regional areas, the decline in residential and retail property prices narrowed. Furthermore, signs of a slight increase have emerged in certain major cities in regional areas.

b. Management performance

As of October 31, 2005, the Investment Corporation owned a portfolio of 31 properties with a total acquisition costs of ¥69,132 million. Using the original network of the Asset Management Company, the Investment Corporation acquired 3 office buildings in the Tokyo Metropolitan Area and 1 residential property in the Other Regional Areas during the second fiscal period with a total acquisition costs of ¥12,302 million. As a result, the number of properties owned as of April 30, 2006 stood at 35, with a total acquisition costs of ¥81,434 million. Looking at the portfolio as a whole, 59.2% was comprised of office buildings, 25.5% of residential properties and 15.2% retail properties on an acquisition price basis. In addition, the occupancy ratio as of the end of the second fiscal period was 94.9%, reflecting stable investment and asset management.

<External Growth Performance after IPO>

		Immediately following IPO (as of August 1, 2005)		First Fiscal Period (as of October 31, 2005)		Second Fiscal Period (as of April 30, 2006)	
		Total Acquisition Costs (Millions of Yen)	Ratio (%)	Total Acquisition Costs (Millions of Yen)	Ratio (%)	Total Acquisition Costs (Millions of Yen)	Ratio (%)
Type of Use	Office Buildings	32,197	52.7	37,767	54.6	48,269	59.2
	Residential Properties	18,986	31.0	18,986	27.4	20,786	25.5
	Retail Properties	9,900	16.2	12,379	17.9	12,379	15.2
	Total	61,083	100.0	69,132	100.0	81,434	100.0
Area	Tokyo Metropolitan Area	58,802	96.2	61,281	88.6	71,783	88.1
	Other Regional Areas	2,281	3.7	7,851	11.3	9,651	11.8
	Total	61,083	100.0	69,132	100.0	81,434	100.0

Notes: Total acquisition costs is the total of acquisition price for each property classified by type and area.

Total acquisition costs is rounded down to the nearest million yen. Percentages are rounded down to the nearest first decimal place.

Operation and Management of Existing Properties

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the second fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service. As of April 30, 2006, the investment portfolio maintains a high occupancy ratio. The Investment Corporation is satisfied with the quality of property management.

In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering all of its properties held as of April 30, 2006 (excluding Jinnan-zaka Frame and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits.

The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs. For example, steps are being taken to negotiate with insurance brokers to improve fire insurance cover terms and conditions while reducing premiums paid. Labor saving measures in connection with operating schemes and initiatives to standardize contracts have also contributed to minimizing real estate trust commissions. Furthermore, the Investment Corporation is implementing a gradual review of building management responsibilities and costs.

CS Strategy-Based Leasing Management

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings. As a part of these efforts, the Asset Management Company implemented a survey in collaboration with J.D. Power Asia Pacific Inc., an internationally recognized company that engages in customer satisfaction evaluation, covering the Investment Corporation's office building portfolio as of December 2005. As a part of this survey the administration officers of each tenant and tenant employees were asked to respond to 40 questions covering each building and its facilities as well as the nature and quality of operating and management services.

<Questions Covered by the Survey>

1. Building location and environment, external façade, entrance (design, access, lighting, other), lease space areas (air conditioning system, lighting, ventilation, OA compliant, other), common use areas (elevators, toilets, kitchen facilities, smoking area, parking, other), management company service, status and standard of cleaning, security, fire prevention.
2. Remarks

On a scale of five, respondents were asked to rank each of the aforementioned questions. The survey provided invaluable information pertaining to the strengths and weaknesses of each building. Under the remarks section, a number of respondents provided insightful observations. Based on survey results, the Investment Corporation will work to clarify and improve outstanding issues.

Through this vital feedback channel, the Investment Corporation will also implement appropriate maintenance and renovation for each property taking into consideration associated costs and benefits. Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values, increase earnings and promote sustained internal growth.

(3) Funds Procurement and Acquiring Credit Ratings Accreditation

As of October 31, 2005, the balance of debt financing stood at ¥29.0 billion and comprised ¥19.0 billion of long-term debt and ¥10.0 billion of short-term debt. To support the acquisition of additional assets, the Investment Corporation undertook debt financing of ¥13.0 billion during the second fiscal period comprising ¥11.5 billion of long-term debt and ¥1.5 billion of short-term debt. As a result, the balance of debt financing as of April 30, 2006 stood at ¥42.0 billion comprising ¥30.5 billion of long-term debt and ¥11.5 billion of short-term debt. Of this amount, ¥28.3 billion of long-term debt as of April 30, 2006 was procured on a floating rate basis. In order to minimize the risk of future increase in interest rate, the Investment Corporation has entered into interest-rate swap agreements, effectively fixing applicable interest rates.

Since its public listing through to the end of the second fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment period by placing added emphasis on long-term debt.

Note: Short-term debt is repayable within 1 year. Long-term debt is repayable over terms exceeding 1 year.

As a part of efforts to diversify procurement methods, including the issue of corporate bonds, and to extend the average repayment period for its overall debt financing, the Investment Corporation acquired a credit rating of A3 (Outlook: Stable) from Moody's Investors Services, Inc. on February 28, 2006. The ability to acquire a credit rating so quickly after its initial public listing is attributed to the high standing in which the Investment Corporation, its investment policies, quality of individual assets, real estate portfolio, the unsecured and unguaranteed nature of debt financing, quality of the Asset Management Company's personnel and the support of the Kenedix Group are held.

<Credit Rating>

Credit Rating Agency	Rating
Moody's Investors Services, Inc.	**Issuer rating: A3**
	Outlook: Stable

(4) Operating Results and Cash Distribution

As a result of the aforementioned management performance, the Investment Corporation reported operating revenues of ¥2,871 million for its second fiscal period. Operating income was ¥1,343 million, ordinary income ¥1,103 million and net income ¥1,101 million.

In accordance with Article 67.15 of the Special Taxation Measures Law, the Investment Corporation distributes the total amount of its unappropriated retained earnings for each period. Cash distribution for the second fiscal period was ¥13,884 per unit.

Future Management Policies and Pending Issues

(1) Investment Environment

Looking ahead, the Japanese economy is forecasted to continue its path toward full-fledged recovery on the back of domestic private-sector demand. Favorable conditions are attributed to a robust corporate sector and the positive flow-on effects to the household sector. Buoyed by improvements in employment conditions resulting in an upswing in household disposable incomes, personal consumption is expected to increase. Signs are strong for capital expenditure growth, bolstered by an improvement in corporate earnings. Driven by the aforementioned gains in employment conditions and household disposable incomes, the construction of residential properties is also expected to bottom out with signs of upward movement.

Against this economic backdrop, positive signs are emerging in the domestic real estate market. Posted land prices for March 2006 confirmed land and property price appreciation in the three major cities of Tokyo, Osaka and Nagoya. At the same time, land and property prices for specific major cities in regional areas are also increasing. On a nationwide basis, land and property prices are exhibiting increased polarization. Appreciation is restricted to major economic and financial centers of the Tokyo Metropolitan Area (in particular the Central Tokyo), and specific regional areas that exhibit strong potential for population growth (for example, Sapporo in Hokkaido and Fukuoka in Kyushu).

From the perspective of real estate purchase and sales, the acquisition of prime properties is expected to become increasingly competitive. This is attributed to the continued flow of domestic and overseas real estate funds in search of higher returns. With little change anticipated in the foreseeable future, activities in the real estate market are expected to remain robust with positive conditions prevailing throughout.

(2) Management Policies and Pending Issues

a. Existing property management strategy

Rental revenues provide a major source of income for the Investment Corporation. Accordingly, every effort is made to maintain and enhance rent level and occupancy ratios, which are the key components in the Investment Corporation's leasing activities. While taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with the aim of ensuring a timely and flexible response as well as optimal tenant satisfaction.

Based on the aforementioned, the Asset Management Company undertakes property management activities as follows.

- Implement customer satisfaction surveys in an effort to identify tenant needs. Implement appropriate remedial and improvement measures.
- Enhance tenant satisfaction and property competitive advantage through renovation of co-owned areas as well as upgrades and renewal for the facility.
- Promote new tenant leasing activities together with existing tenant renewal negotiations based on movements in real estate leasing markets and tenant needs in an effort to capitalize on "trends" and "timing".
- Strengthen leasing activities through efforts to improve ties with leasing intermediary companies.
- Review property management contents and standards.

b. New property investment strategy

The Investment Corporation will continue to invest in medium-sized office buildings located in the Tokyo Metropolitan Area as the cornerstone of its investment policy. At the same time, the Investment Corporation will emphasize residential properties in densely populated areas with a high number of households and retail properties in central urban commercial districts. To facilitate the implementation of the aforementioned investment policy, in addition to the original network of the Asset Management Company, the Investment Corporation will leverage the support-line provided by the Kenedix Group. The Kenedix Group comprises Kenedix, Kenedix Advisors and other affiliated companies.

Through this support-line, the Asset Management Company is positioned to secure real estate information related to properties, for which the Kenedix Group acts as intermediary (excluding the original network of the Asset Management Company), as well as pension funds, private placement funds and development properties. Based on this information and depending on its source, the Investment Corporation is able to consider acquisition either on a priority basis or at the same time as all other third parties. Against the backdrop of a competitive market, the role of this support-line is increasingly significant in the Asset Management Company's acquisition of quality properties.

Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property sourced from the original network of the Asset Management Company on those occasions when the Investment Corporation is not itself in the immediate position to acquire the property, or for timing reasons the property fails to completely comply with the Investment Corporation's investment criteria. In the case of the warehousing function, the Investment Corporation maintains "first priority" arrangements to acquire the property once initial obstacles have been cleared.

(3) Financial Strategy

The Investment Corporation will continue to pursue debt financing on an unsecured and unguaranteed basis and as well as make arrangements to ensure fixed interest rate debt in line with interest rate trends and other considerations.

In addition, the Investment Corporation will seek to diversify its debt repayment period to reduce refinancing risk, maintain long-term debt ratios at or above prudent levels and issue investment corporate bonds with the aim of extending the average repayment period of its liabilities.

The Investment Corporation will maintain the ratio of interest-bearing debt to total assets at a prudent level and implement leveraged management in an effort to ensure stable financial management.

(4) Information Disclosure

Consistent with its basic information disclosure policy, the Investment Corporation proactively engages in IR activities with the aim of promptly providing a wide range of relevant information to investors. In specific terms, the Investment Corporation provides information through the Timely Disclosure Network System (TDnet), which is a system operated by the Tokyo Stock Exchange, as well as press releases and its Web site (URL: http://www.kdx-reit.com/eng/).

Financial Statements

Report of Independent Auditors

To the Board of Directors and Unitholders of
Kenedix Realty Investment Corporation

We have audited the accompanying balance sheets of Kenedix Realty Investment Corporation as of April 30, 2006 and October 31, 2005, and the related statements of income and retained earnings, and cash flows for the six-month periods ended April 30, 2006 and for the period from May 6, 2005 (inception date) to October 31, 2005, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenedix Realty Investment Corporation at April 30, 2006 and October 31, 2005, and the results of its operations and its cash flows for the six-month periods ended April 30, 2006 and from the inception of the Company to October 31, 2005 in conformity with accounting principles generally accepted in Japan.

As described in Note14, Subsequent Events, the Company issued new investments units and made bank borrowings.

Ernst & Young ShinNihon

July 20, 2006

Kenedix Realty Investment Corporation

BALANCE SHEETS

As of April 30, 2006 and October 31, 2005

In thousands of yen

	As of April 30, 2006	As of October 31, 2005
Assets		
Current assets:		
Cash and bank deposits	¥ 7,843,092	¥ 5,175,750
Rental receivables	47,704	94,432
Consumption tax refundable	138,323	910,191
Other current assets	90,170	34,737
Total current assets	8,119,289	6,215,110
Property and equipment, at cost:		
Land	52,329,667	44,730,358
Buildings and structures	30,980,765	25,483,112
Machinery and equipment	442,540	373,723
Tools, furniture and fixtures	600,118	592,488
Less-accumulated depreciation	(918,354)	(268,161)
Net property and equipment	83,434,736	70,911,520
Other assets:		
Organization costs	40,717	45,807
Others	458,296	153,040
Total assets	¥ 92,053,038	¥ 77,325,477
Liabilities and Unitholders' Equity		
Liabilities		
Current liabilities:		
Trade and other payables	¥ 188,956	¥ 260,400
Short-term debt	11,500,000	10,000,000
Deposits received	4,463	71,142
Rents received in advance	529,895	380,244
Other current liabilities	16,574	1,515
Total current liabilities	12,239,888	10,713,301
Long-term debt	30,500,000	19,000,000
Leasehold and security deposits received	3,528,348	2,976,381
Others	397,786	108,541
Total liabilities	46,666,022	32,798,223
Unitholders' equity		
Unitholders' capital	44,285,003	44,285,003
Units Authorized: 2,000,000 units		
Units Issued and outstanding: 79,370 units		
Retained earnings	1,102,013	242,251
Total unitholders' equity	45,387,016	44,527,254
Total liabilities and unitholders' equity	¥ 92,053,038	¥ 77,325,477

Kenedix Realty Investment Corporation

STATEMENTS OF INCOME AND RETAINED EARNINGS

For the period from May 6, 2005 to October 31, 2005 and the period from November 1 ,2005 to April 30, 2006

	In thousands of yen			
	From November 1, 2005 to April 30, 2006		From May 6, 2005 to October 31, 2005	
Operating Revenues:				
Rental revenues	¥	2,871,789	¥	1,196,027
Total operating revenues		2,871,789		1,196,027
Operating Expenses:				
Property-related expenses		1,265,552		518,875
Asset management fees		150,114		56,239
Administrative service and custodian fees		37,777		12,381
Other operating expenses		74,363		18,671
Total operating expenses		1,527,806		606,166
Operating income		1,343,983		589,861
Non-Operating Expenses:				
Interest expense		164,607		57,741
Financing related expense		11,743		85,496
Amortization of organization costs		5,090		5,090
New unit issuance costs		55,119		66,675
Initial public offering related costs		-		124,978
Others, net		4,410		6,789
Income before income taxes		1,103,014		243,092
Income taxes		1,015		841
Net income		1,101,999		242,251
Retained earnings at the beginning of period		14		-
Retained earnings at the end of period	¥	1,102,013	¥	242,251

Kenedix Realty Investment Corporation

STATEMENTS OF CASH FLOWS

For the period from May 6, 2005 to October 31, 2005 and the period from November 1, 2005 to April 30, 2006

	In thousands of yen			
	From November 1,2005 to April 30,2006		From May 6, 2005 to October 31,2005	
Cash Flows from Operating Activities:				
Income before income taxes	¥	1,103,014	¥	243,092
Adjustments to reconcile income before income taxes to net cash provided by operating activities:				
Depreciation and amortization		661,924		275,432
Interest expense		164,607		57,741
Changes in assets and liabilities:				
Rental receivables		46,728		(94,432)
Consumption tax refundable		771,868		(910,191)
Trade and other payables		(73,711)		260,400
Rents received in advance		149,650		380,244
Others, net		(137,274)		(51,157)
Subtotal		2,686,806		161,129
Cash payments of interest expense		(149,708)		(57,082)
Cash payments of income taxes		(855)		-
Net cash provided by operating activities		2,536,243		104,047
Cash Flows from Investing Activities:				
Purchases of property and equipment		(13,173,409)		(71,179,681)
Proceeds from leasehold and security deposits received		772,228		3,008,243
Payments of leasehold and security deposits received		(220,261)		(31,862)
Payments of restricted bank deposits		(82,013)		(884,940)
Proceeds from restricted bank deposits		181,004		-
Others, net		(7,489)		(10,000)
Net cash used in investing activities		(12,529,940)		(69,098,240)
Cash Flows from Financing Activities:				
Proceeds from short-term debt		1,500,000		10,000,000
Proceeds from long-term debt		11,500,000		19,000,000
Proceeds from issuance of units		-		44,285,003
Payment of dividends		(239,970)		-
Net cash provided by financing activities		12,760,030		73,285,003
Net change in cash and cash equivalents		2,766,333		4,290,810
Cash and cash equivalents at the beginning of period		4,290,810		-
Cash and cash equivalents at the end of period	¥	7,057,143	¥	4,290,810

Notes to Financial Statements

For the period from May 6, 2005 to October 31, 2005 and the period from November 1, 2005 to April 30, 2006

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Kenedix Realty Investment Corporation ("the Investment Corporation") is a real estate investment corporation whose units are listed on the Tokyo Stock Exchange. The Investment Corporation is engaged in ownership and operation of selected office buildings, residential and retail properties in Japan. The Investment Corporation was incorporated as an investment corporation under the Law Concerning Investment Trusts and Investment Corporations of Japan, or the Investment Trust Law. Pursuant to this law, the Investment Corporation is externally managed by a licensed asset management company, Kenedix REIT Management, Inc.("Asset Management Company"), a wholly-owned subsidiary of Kenedix, Inc.("Kenedix")

On May 6, 2005, the Investment Corporation was originally formed with ¥200 million of initial capital contributions from Kenedix, Inc., Asset Management Company and their executives and employees. On July 20, 2005, the Investment Corporation raised ¥41,869 million of equity capital through an initial public offering of 75,000 investment units and was listed on the J-REIT section of the Tokyo Stock Exchange on the following day.

On August 1, 2005, 29 properties with an aggregate purchase price of ¥61,083 million were acquired with additional debt proceeds of ¥23,000 million and substantial operations of the Investment Corporation were commenced from that date.

On August 16, 2005, the Investment Corporation completed third-party allotment of 3,970 investment units, generating an additional ¥2,216 million. Subsequent to that, the Investment Corporation acquired 2 additional properties in September, 2005. During the period ended April 30, 2006, the Investment Corporation acquired 4 additional properties by utilizing internal cash and bank borrowing.

At April 30, 2006, the Investment Corporation had total unitholders' capital of ¥44,285 million with 79,370 investment units outstanding. The Investment Corporation owned a portfolio of 35 properties with total acquisition costs of ¥81,435 million containing total leasable area of 104,869 m^2. The occupancy ratio was approximately 94.9%. A portfolio of 35 properties consists of 15 office buildings, 18 residential properties and 2 retail properties. 30 properties are located in the Tokyo Metropolitan Area and 5 properties are located in Other Regional Areas.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions set forth in the Investment Trust Law of Japan, the Japanese Commercial Code, the Securities and Exchange Law of Japan and related regulations, and in conformity with accounting principles and practices generally accepted in Japan ("Japanese GAAP"), which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards or accounting principles generally accepted in the United States of America.

The accompanying financial statements are a translation of the audited financial statements that were prepared for Japanese domestic purposes from the accounts and records maintained by the Investment Corporation and filed with the Kanto Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. In preparing the accompanying financial statements, relevant notes have been added and certain reclassifications have been made from the financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. The Investment Corporation's first fiscal period began on May 6, 2005 and ended on October 31, 2005. The Investment Corporation's fiscal period is a six-month period which ends at the end of April and October of each year, respectively. The Investment Corporation does not prepare consolidated financial statements because it has no subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, deposits placed with banks and short-term investments which are highly liquid, readily convertible to cash and with insignificant risk of market value fluctuation, with maturities of three months or less from the date of purchase.

(b) Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets ranging as stated below:

	From November 1, 2005 to April 30, 2006	From May 6, 2005 to October 31, 2005
Buildings and structures	2-46 years	2-46 years
Machinery and equipment	3-17 years	3-15 years
Tools, furniture and fixtures	3-15 years	3-15 years

(c) Impairment of Fixed Assets

Beginning the fiscal period ended October 31, 2005, the Investment Corporation adopted "Accounting Standard for Impairment of Fixed Assets" ("Opinion on Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council in Japan on August 9, 2002) and "Implementation Guidance for the Accounting Standards for Impairments of Fixed Assets" ("Financial Accounting Guidance No. 6" issued by the Accounting Standards Board of Japan on October 31, 2003). The new accounting standard was applicable for all reporting periods beginning after April 1, 2005. The Investment Corporation has not recognized an impairment loss on any of the properties during the fiscal periods ended October 31, 2005 and April 30, 2006.

(d) Organization Costs

Organization costs are amortized over a period of five years, comprised of ten fiscal periods, with an equal amount amortized in each fiscal period.

(e) Unit Issuance Costs

Unit issuance costs are expensed as incurred. Underwriters' commissions in connection with the issuance of unitholders' equity are offset against proceeds raised since the "Spread Method" was used for the unit issuance. Under the Spread Method, securities underwriters underwrite the units at the issue price and offer them to investors at the offer price, which is different from the issue price. The difference between the offer price and the issue price represents the underwriting commission received by the securities underwriters, eliminating the need for the issuer to pay underwriting commissions. If securities underwriters had underwritten the units at the issue price and offered the units to investors at an offer price equal to the issue price (known as the "Conventional Method"), a commission would have been incurred and it would have been expensed as new unit issuance costs. Therefore, the Spread Method decreased new unit issuance costs by ¥1.631 billion and increased income before income taxes by the same amount compared to the Conventional Method for the period from May 6, 2005 through October 31, 2005.

(f) Accounting Treatment of Trust Beneficiary Interests in Real Estate

For trust beneficiary interests in real estate, which are commonly utilized in the ownership of commercial properties in Japan and through which the Investment Corporation holds all of its real property, all assets and liabilities within trust are recorded in the relevant balance sheet and income statement accounts.

(g) Revenue Recognition

Operating revenues consist of rental revenues including base rents and common area charges, and other operating revenues including utility charge reimbursements, parking space rental revenues and other miscellaneous revenues. Rental revenues are generally recognized on an accrual basis over the life of each lease. Utility charge reimbursements are recognized when earned and their amounts can be reasonably estimated. Reimbursements from tenants including utility charge reimbursements are recorded on a gross basis and such amounts are recorded both as revenue and expense during the fiscal period, respectively.

(h) Taxes on Property and Equipment

Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. Under the Japanese tax rule, the seller of the property at the time of disposal is liable for these taxes on the property from the date of disposal to the end of the calendar year in which the property is disposed. The seller, however, is reimbursed by the purchaser for these accrued property-related tax liabilities.

When the Investment Corporation purchase properties, it typically allocates the portion of the property-related taxes related to the period following the purchase date of each property through the end of the calendar year. The amounts of those allocated portions of the property-related taxes are capitalized as part of the acquisition costs of the related properties. Capitalized property-related taxes amounted to ¥32 million and ¥121 million as of April 30, 2006 and October 31, 2005. In subsequent calendar years, such property-related taxes are charged as operating expenses in the fiscal period in which the installments of such taxes are paid to the relevant tax authorities.

(i) Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the financial statements and income tax bases of assets and liabilities using the statutory tax rates.

(j) Derivative Financial Instruments

The Investment Corporation utilizes interest-rate swap agreements as derivative financial instruments only for the purpose of hedging its exposure to changes in interest rates. The Investment Corporation deferred recognition of gains or losses resulting from changes in fair value of interest-rate swap agreements because its interest-rate swap agreements met the criteria for deferral hedging accounting.

(k) Rounding of Amounts Presented

Amounts have been truncated in the Japanese financial statements prepared in accordance with Japanese GAAP and filed with regulatory authorities in Japan, whereas amounts have been rounded to the nearest million in the accompanying financial statements. Totals shown in the accompanying financial statements do not necessarily agree with the sums of the individual amounts.

3. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following as of April 30, 2006 and October 31, 2005:

	In thousands of yen	
	As of April 30, 2006	As of October 31, 2005
Cash and bank deposits	¥ 7,843,092	¥ 5,175,750
Restricted bank deposits held in trust	(785,949)	(884,940)
Cash and cash equivalents	¥ 7,057,143	¥ 4,290,810

Restricted bank deposits held in trust are retained for repayment of tenant leasehold and security deposits.

4. SCHEDULE OF PROPERTY

	In millions of yen					
	As of April 30, 2006			As of October 31, 2005		
	Acquisition costs	Accumulated depreciation	Book value	Acquisition costs	Accumulated depreciation	Book value
Land	¥ 52,330	¥ —	¥ 52,330	¥ 44,730	¥ —	¥ 44,730
Buildings and structures	30,981	847	30,134	25,483	246	25,237
Machinery and equipment	442	32	410	374	10	364
Tools, furniture and fixtures	600	39	561	592	12	580
Total	¥ 84,353	¥ 918	¥ 83,435	¥ 71,179	¥ 268	¥ 70,911

5. SHORT-TERM AND LONG-TERM DEBTS

The following summarizes short-term and long term debt outstanding as of April 30, 2006 and October 31, 2005:

(As of April 30, 2006)

Classification	Drawdown Date	Repayment Date	Weighted-average interest rate	Balance (In millions of yen)
Unsecured short-term debt	August 1, 2005	July 31, 2006	0.40%	¥ 4,000
	September 21, 2005	September 20, 2006	0.35%	6,000
	November 1, 2005	October 31, 2006	0.35%	1,000
	March 1, 2006	February 28, 2007	0.36%	500
			Subtotal	**11,500**
Unsecured long-term debt	August 1, 2005	July 31, 2008	0.87%	9,500
	August 1, 2005	July 31, 2010	1.29%	9,500
	November 1, 2005	October 31, 2007	0.77%	1,500
	November 1, 2005	October 31, 2008	1.09%	3,500
	December 8, 2005	December 7, 2008	1.10%	2,000
	March 1, 2006	February 28, 2009	1.45%	2,000
	March 16, 2006	March 16, 2009	1.48%	2,500
			Subtotal	**30,500**
			Total	**¥ 42,000**

(As of October 31, 2005)

Classification	Drawdown Date	Repayment Date	Weighted-average interest rate	Balance (In millions of yen)
Unsecured short-term debt	August 1, 2005	July 31, 2006	0.39%	¥ 4,000
	September 21, 2005	September 20, 2006	0.32%	6,000
			Subtotal	**10,000**
Unsecured long-term debt	August 1, 2005	July 31, 2008	0.87%	9,500
	August 1, 2005	July 31, 2010	1.29%	9,500
			Subtotal	**19,000**
			Total	**¥ 29,000**

6. PER UNIT INFORMATION

The net asset value per unit as of April 30, 2006 and October 31, 2005 was ¥571,840 and ¥561,008. Net income per unit as of April 30, 2006 and October 31, 2005 was ¥13,884 and ¥5,303.

The weighted average number of units outstanding of 79,370 and 45,683 was used for the computation of the amount of net income per unit as of April 30, 2006 and October 31, 2005.

7. INCOME TAXES

The Investment Corporation is subject to corporate income taxes at a regular statutory rate of approximately 40%. However, the Investment Corporation may deduct from its taxable income amounts distributed to its unitholders, provided the requirements are met under the Special Taxation Measure Law of Japan. Under this law, the Investment Corporation must meet a number of tax requirements, including a requirement it currently distribute in excess of 90% of its taxable income for the fiscal period in order to be able to deduct such amounts. If the Investment Corporation does not satisfy all of the requirements, the entire taxable income of the Investment Corporation will be subject to regular corporate income taxes. Since the Investment Corporation distributed approximately 100% of its distributable income in the form of cash distributions totaling ¥1,102 million and ¥242 million for the periods ended April 30, 2006 and October 31, 2005. Such distributions were treated as deductible distributions for purposes of corporate income taxes. The effective tax rate on the Investment Corporation's income was 0.09% and 0.34% for the periods ended April 30, 2006 and October 31,2005. The following summarizes the significant difference between the statutory tax rate and the effective tax rate:

	From November 1, 2005 to April 30,2006	From May 6, 2005 to October 31,2005
Statutory tax rate	39.39%	39.39%
Deductible cash distributions	(39.35)	(39.25)
Other	0.05	0.20
Effective tax rate	0.09%	0.34%

8. UNITHOLDERS' EQUITY

The Investment Corporation issues only non-par value units in accordance with the Investment Trust Law. The entire amount of the issue price of new units is designated as stated capital. The Investment Corporation is required to maintain net assets of at least ¥50 million as required by the Investment Trust Law.

9. RELATED-PARTY TRANSACTIONS

(a) Transactions with Kenedix Advisors Co., Ltd. ("Kenedix Advisors")

Kenedix Advisors, a wholly-owned subsidiary of Kenedix, provides the Investment Corporation with property management services and related services. For these services, the Investment Corporation pays Kenedix Advisors property management fees and other fees in accordance with the terms of its Property Management Agreements. Transactions with Kenedix Advisors are as follows:

	In thousands of yen	
	From November 1, 2005 to April 30, 2006	From May 6, 2005 to October 31, 2005
Property management fees	¥ 104,453	¥ 43,711
Management transfer fees	8,400	62,000
Construction management fees	16,306	2,334

(b) Transactions with Y.K. KDX1 ("KDX1")

KDX1 is a wholly owned subsidiary of Kenedix, Inc.. On August 1, 2005 the Investment Corporation acquired 2 properties from KDX1 for ¥4,483 million. On November 1, 2005, the Investment Corporation acquired additional property from KDX1 for ¥5,950 million. The purchase price of these properties was determined based on an independently appraised value at the time of acquisition.

(c) Transactions with Kenedix, Inc.

Kenedix, Inc. provides the Investment Corporation with real estate brokerage services. For these services, the Investment Corporation pays Kenedix brokerage fees. Transactions with Kenedix are as follows:

	In thousands of yen	
	From November 1, 2005 to April 30, 2006	From May 6, 2005 to October 31, 2005
Brokerage fees	-	¥ 786,890

10. BREAKDOWN OF RENTAL AND OTHER OPERATING REVENUES AND PROPERTY-RELATED EXPENSES

Rental and other operating revenues and property-related expenses for the periods from May 6, 2005 to October 31, 2005 and from November 1, 2005 to April 30, 2006 consist of the following:

	In thousands of yen	
	From November 1, 2005 to April 30, 2006	From May 6, 2005 to October 31, 2005
Rental and other operating revenues:		
Rental revenues	¥ 2,220,814	¥ 930,805
Common area charges	353,853	136,844
Subtotal	2,574,667	1,067,649
Others:		
Parking space rental revenues	86,129	30,728
Utility charge reimbursement	152,653	76,389
Miscellaneous	58,340	21,261
Subtotal	297,122	128,378
Total rental and other operating revenues	¥ 2,871,789	¥ 1,196,027
Property management fees and facility management fees	¥ 322,416	¥ 124,553
Depreciation	650,193	268,161
Utilities	146,890	68,784
Taxes	9,328	—
Insurance	8,621	2,603
Repairs and maintenance	55,117	21,807
Trust fees	21,337	9,322
Others	51,650	23,645
Total property-related expenses	¥ 1,265,552	¥ 518,875

11. LEASES

The Investment Corporation, as lessor, has entered into leases whose fixed monthly rents are due in advance with lease term of generally two years for office buildings and residential properties and with lease term ranging from two to ten years for retail properties. The future minimum rental revenues under existing non-cancelable operating leases as of April 30, 2006 and October 31, 2005 are as follows:

	In thousands of yen	
	As of April 30, 2006	As of October 31, 2005
Due within one year	¥ 811,080	¥ 973,916
Due after one year	3,273,632	3,864,685
Total	¥ 4,084,712	¥ 4,838,601

12. DERIVATIVES AND HEDGE ACCOUNTING

The Investment Corporation has entered into interest-rate swap agreements with several Japanese financial institutions to hedge its variable rate long-term debt obligations. The Investment Corporation utilizes interest-rate swap agreements, which are derivative financial instruments, only for the purpose of mitigating future risks of fluctuations of interest rates, but does not enter into such transactions for speculative or trading purposes. The Investment Corporation entered into such derivative transactions to hedge risk in accordance with its Articles of Incorporation and the established risk management policies of the Asset Management Company.

The following summarizes the notional amounts and the estimated fair value of the interested-related positions outstanding as of April 30, 2006:

(As of April 30, 2006)

Type	Notional amount	Fair value	Unrealized gain
Interest-rate swap: Fixed rate payable and floating rate receivable	¥36,300 million	¥398 million	¥398 million

13. PROPERTY INFORMATION

Details of the property portfolio as of April 30, 2006 were as follows:

Type	Office Buildings		Residential Properties		Retail Properties
Location	Tokyo Metropolitan Area	Other Regional Areas	Tokyo Metropolitan Area	Other Regional Areas	Tokyo Metropolitan Area
Number of properties	13	2	15	3	2
Property information (In millions of yen)					
Acquisition price	¥ 41,269	¥ 7,000	¥ 18,135	¥ 2,651	¥ 12,380
Percentage of total acquisition costs	50.7%	8.6%	22.3%	3.3%	15.2%
Net book value	42,018	7,127	18,708	2,827	12,756
Appraisal value at year end	42,422	7,080	18,438	2,660	13,500
Percentage of total appraisal value	50.4%	8.4%	21.9%	3.2%	16.1%
Financial results for the period ended April 30, 2006 (In thousands of yen)					
Rental and other operating revenues	¥ 1,374,031	¥ 398,814	¥ 613,346	¥ 92,236	¥ 393,362
Rental revenues	1,220,100	335,345	572,382	84,423	362,417
Other revenues	153,931	63,469	40,964	7,813	30,945
Property-related expenses	290,610	129,492	100,532	35,005	59,720
Property management fees	141,856	91,581	47,444	15,381	26,154
Taxes	—	2,498	872	5,958	—
Utilities	89,753	22,017	7,810	2,535	24,775
Repairs and maintenance	30,572	6,447	12,986	3,275	1,837
Insurance	2,905	3,269	1,399	646	402
Trust fees and other expenses	25,524	3,680	30,021	7,210	6,552
NOI (Net Operating Income)	1,083,421	269,322	512,814	57,231	333,642
Depreciation expenses	280,142	124,457	150,163	30,533	64,898
Operating income from property leasing activities	803,279	144,865	362,651	26,698	268,744
Capital expenditures	337,621	43,986	24,837	17,706	86,301
NCF (Net Cash Flow)	745,800	225,336	487,977	39,525	247,341

A breakdown of property-type as of April 30, 2006 was as follows:

Class of assets	Property type	Area	Balance at the end of period (In millions of yen)	Percentage of total assets
Property and equipment	Office Buildings	Tokyo Metropolitan Area	¥ 42,018	45.6
		Other Regional Areas	7,127	7.7
	Subtotal		49,145	53.3
	Residential Properties	Tokyo Metropolitan Area	18,708	20.3
		Other Regional Areas	2,827	3.1
	Subtotal		21,535	23.4
	Retail Properties	Tokyo Metropolitan Area	12,756	13.9
	Subtotal		12,756	13.9
Total			83,436	90.6
Bank deposits and other assets			8,617	9.4
Total assets			92,053	100.0
Total liabilities			46,666	50.7
Net assets			¥ 45,387	49.3

14. Subsequent Events

1. Issuance of New Investment Units

On April 3, 2006 and April 19, 2006, the Board of Directors of the Investment Corporation resolved to issue new investment units as follows. The payments were completed on May 1, 2006 and May 26, 2006, respectively. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥88,729,652,470, with 157,000 investment units outstanding as of May 26, 2006.

(1) Issuance of New Investment Units through Public Offering

Total number of newly issued units:	73,660 units
Japanese Primary Offering:	50,370 units
International Offering:	23,290 units
Offer price per unit:	¥593,096
Total amount of offerings:	¥43,687,451,360
Issue price per unit:	¥572,519
Net proceeds:	¥42,171,749,540
Payment date:	May 1, 2006
Delivery date of investment unit certificates:	May 2, 2006
Starting date of the computation for cash distribution:	May 1, 2006

(2) Issuance of New Investment Units through Third-party Allotment

Total number of newly issued units:	3,970 per unit
Issue price per unit:	¥572,519
Net proceeds:	¥2,272,900,430
Payment date:	May 26, 2006
Delivery date of investment unit certificates:	May 26, 2006
Starting date of the computation for cash distribution:	May 1, 2006

2. Debt Financing

On May 1, 2006, the Investment Corporation obtained debt financing as follows:

(1) Series 7-A

Lenders:	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Amount Borrowed:	¥2,000 million
Interest Rate:	0.36909% floating rate of interest (Note)
Repayment Due Date:	April 30, 2007
Collateral:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.23%.

(2) Series 7-B

Lenders:	The Chuo Mitsui Trust and Banking Co., Limited Aozora Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation Resona Bank, Ltd.
Amount Borrowed:	¥6,500 million
Interest Rate:	0.53909% floating rate of interest (Note)
Repayment Due Date:	April 30, 2009
Collateral:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.40%. Interest on variable interest rate loans has been fixed at 1.62875% until April 30, 2009, through interest-rate swap transactions.

(3) Series 7-C

Lenders:	Aozora Bank, Ltd. Mitsui Sumitomo Insurance Co., Ltd.
Amount Borrowed:	¥2,500 million
Interest Rate:	0.63909% floating rate of interest (Note) 2.19875% fixed rate of interest
Repayment Due Date:	April 30, 2011
Collateral:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.50%. Interest on variable interest rate loans has been fixed at 2.19875% until April 30, 2011, through interest-rate swap transactions.

(4) Series 7-D

Lender:	Development Bank of Japan
Amount Borrowed:	¥5,000 million
Interest Rate:	2.73125% fixed rate of interest
Repayment Due Date:	April 30, 2016
Collateral:	Unsecured, unguaranteed

Management Report

Structure of Investment Corporation


Information and Property Providers
(Support-Line Companies)
Kenedix, Inc.
Kenedix Advisors Co., Ltd.
Investment Corporation
Kenedix Realty Investment Corporation
General Meeting of Unitholders
Board of Directors
Executive Director: Taisuke Miyajima
Supervisory Director: Kimio Kodama
Supervisory Director: Shiro Toba
Accounting Auditor
Ernst & Young ShinNihon
Administrative Agent
Asset Custodian
Mizuho Trust & Banking Co., Ltd.
Trasfer Agent
The Chuo Mitsui Trust and Banking Co., Limited
Asset Management Company
Administrative Agent for Directors' Meeting
Kenedix REIT Management, Inc.
①
②
③
④

① Asset Management Agreement / Operating Agency Agreement
② Administrative Agency Agreement / Asset Custodian Agreement
③ Transfer Agency Agreement
④ Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

Outline of the Asset Management Company

Name: Kenedix REIT Management, Inc.
Capital: ¥200 million
History:

November 28, 2003	KW REIT Management was established
July 2, 2004	Building Lots and Buildings Transaction Business License, License No. (1) 83303, issued by the Governor of Tokyo
November 9, 2004	Renamed to Kenedix REIT Management, Inc.
February 28, 2005	Discretionary Transaction Agent License, License No. 33, issued by the Governor of Tokyo
April 18, 2005	Investment Corporation/Asset Management License, License No. 44, granted by the Prime Minister of Japan
April 26, 2005	Obtained approval to be Operating Agent for the Investment Corporation

Organization Chart:


Shareholder's Meeting
Auditors
Board of Directors
Compliance Officer
Investment Committee
Compliance Committee
Representative Director
Investment Management Division
Financial Planning Division
Corporate Planning / Administration Division
Real Estate Investment Group
Asset Management Group
IR Group
Finance and Accounting Group
Business Administration Group

Principal Shareholder:

Name	Location	Number of Stocks Owned	Ratio (Note)
Kenedix, Inc.	2-2-9, Shimbashi, Minato-ku, Tokyo	6,450 units	100.00%

(Note) Ratio represents the number of stocks owned in proportion to the total number of outstanding stocks.

The Kenedix Group

The Kenedix Group is made up of leading providers of real estate advisory services, real estate asset and property management services and real estate investment management services in Japan. Since our formation, which was promoted by Kenedix, Inc. ("Kenedix"), we have received significant support from the Kenedix Group in our business and activities, and we expect to continue to rely on the Kenedix Group. We believe that our relationship with the Kenedix Group provides us with competitive advantages.

• ***Kenedix, Inc.*** Kenedix was originally founded in April 1995 under the name of Kennedy-Wilson Japan and renamed to Kenedix, Inc. in May 2005. Kenedix commenced property fund management in February 1999. Kenedix commenced managing property funds for major Japanese insurance companies in July 2001 and was listed on NASDAQ Japan (now Nippon New Market-Hercules) of the Osaka Securities Exchange Co., Ltd. in February 2002. Kenedix entered the real estate development business in August 2002 and commenced managing property funds for pension funds in November 2003. Kenedix was listed on the Second Section of the Tokyo Stock Exchange in December 2003 and moved to the First Section in December 2004. The core businesses of Kenedix include real estate investment advisory, asset management and note investment management, including on behalf of international investors, pension funds and other institutional investors. Kenedix primarily targets investment in office buildings, in addition to residential, retail and logistics properties, while actively engaging in real estate development for investment. We believe we benefit from the experience and resources of Kenedix and the competitive advantages of our relationship with Kenedix as an independent real estate management company.

• ***Kenedix REIT Management, Inc.*** Kenedix REIT Management, Inc. ("Asset Management Company") acts as our asset management company, and is broadly responsible for the formulation and execution of our investment strategy and our other activities. The Asset Management Company's employees have diverse experience in the real estate and financial markets in Japan, including experience in real estate appraisal and securities analysis. We seek to take advantage of the knowledge and experience of the Asset Management Company and its employees in the real estate market to help us locate and acquire properties that fit our investment strategy.

• ***Kenedix Advisors Co., Inc.*** Kenedix Advisors Co., Inc. ("Kenedix Advisors") was incorporated in November 2003 as a real estate fund and property management company, particularly for pension funds. Kenedix Advisors was renamed from KW Pension Fund Advisors Co., Ltd. in May 2005 and is a 100% subsidiary of Kenedix. We have appointed Kenedix Advisors as our property manager for all of our properties. Kenedix Advisors also acts as a leasing management company for most of our properties pursuant to variable pass-through master lease agreements described in this report.

We and the Asset Management Company are parties to a "Memorandum of Understanding" with Kenedix and Kenedix Advisors dated May 31, 2005. The Memorandum of Understanding provides us with certain assurances from Kenedix and Kenedix Advisors with respect to information, negotiation rights and other support for the acquisition of properties.

Memorandum of Understanding with Kenedix and Kenedix Advisors

We entered into a Memorandum of Understanding with Kenedix, Kenedix Advisors and the Asset Management Company on May 31, 2005. The Memorandum of Understanding has a term of three years, which is automatically renewed for successive one-year periods unless any of the parties notifies the other parties of its intent to terminate the Memorandum of Understanding at least 90 days prior to the expiration of the term. We have no current intention, and are not aware of any current intention of the Asset Management Company, Kenedix or Kenedix Advisors, to terminate the Memorandum of Understanding.

Support from Kenedix

Pursuant to the Memorandum of Understanding, Kenedix has agreed to provide support to us in the following areas:

• ***Second Preference to Property Information Acquired by Kenedix.***

When Kenedix receives information regarding any available property, including properties under development, which, in its reasonable opinion, meets the investment criteria of any of the real estate investment funds in which the major investors are pension funds to which Kenedix Advisors serves as asset management company (the "Pension Funds"), Kenedix, unless otherwise prohibited by laws or regulations or contracts to which it is a party, has agreed to preferentially provide information on such property to Kenedix Advisors. Kenedix has agreed to grant the Asset Management Company preference in information regarding any available property which, in its reasonable opinion, meets our investment criteria but (i) does not meet the investment criteria of any Pension Funds, or (ii) in its reasonable judgment, made after providing such information on such property to Kenedix Advisors, is difficult to sell to a Pension Fund. Until Kenedix becomes capable of reasonably determining that it is difficult to sell such property to a Pension Fund or us, Kenedix agrees not to provide such information to third parties or to acquire the property for itself.

• Second Preference Negotiating Rights for Kenedix Property.

In the event that Kenedix disposes of a property that it owns or that is owned by one of its subsidiaries or a fund fully financed by Kenedix or one of its subsidiaries (a "Kenedix Property") and, in its reasonable opinion, meets the investment criteria of a Pension Fund, Kenedix, unless otherwise prohibited by laws or regulations or contracts to which it is a party, has agreed to grant Kenedix Advisors preferential negotiating rights for such property. Kenedix will grant the Asset Management Company preferential negotiating rights for a Kenedix Property which, in its reasonable opinion, meets our investment criteria and (i) does not meet the investment criteria of any Pension Funds, or (ii) no Pension Fund has agreed to purchase during the period for its preferential negotiating rights. In the event that Kenedix and the Asset Management Company do not reach an agreement for purchase and sale of such property during the negotiation period, Kenedix may offer such property to a third party upon giving notice to the Asset Management Company. If the terms proposed by such third party are no more favorable to Kenedix than those proposed by Kenedix Advisors or the Asset Management Company, Kenedix will offer an option to Kenedix Advisors or the Asset Management Company to consider purchasing such property on such terms for a Pension Fund or us, respectively.

• Information on Property Owned by Kenedix Private Placement Funds.

In the event that Kenedix disposes of a property which is owned by a real estate investment fund for which it serves as asset management company (excluding any fund referred to in the immediately preceding paragraph) and, in its reasonable opinion, meets the investment criteria of a Pension Fund or us, Kenedix will, unless otherwise prohibited by laws or regulations or contracts to which it is a party, provide information on such property to Kenedix Advisors and the Asset Management Company no later than such time as Kenedix provides such information to third parties.

• Property Acquisition Support.

The Asset Management Company may request Kenedix to purchase and hold a property owned by a third party, with a view to reselling it to us. In the event that Kenedix has accepted such a request and purchased the property directly or indirectly through its subsidiaries, we are granted a first option to purchase such property for one year following the acquisition, and Kenedix may not offer such property to any party other than the Asset Management Company during such period.

Support from Kenedix Advisors

Pursuant to the Memorandum of Understanding, Kenedix Advisors has agreed to provide support to us in the following areas:

• Property Information Acquired by Kenedix Advisors.

When Kenedix Advisors receives information regarding any available property which, in its reasonable opinion, does not meet the investment criteria of any Pension Funds but meets our investment criteria, Kenedix Advisors, unless otherwise prohibited by laws or regulations or contracts to which it is a party, agrees to preferentially provide information on such property to the Asset Management Company. Until such time that Kenedix Advisors reasonably determines that it is difficult to sell such property to us, Kenedix Advisors agrees not to provide such information to third parties.

• Preferential Negotiating Rights for Property Owned by Pension Funds.

In the event that Kenedix Advisors disposes of a property which is owned by a Pension Fund, Kenedix has agreed, upon the request of Kenedix Advisors, to find, negotiate a sale with, and arrange for the delivery of the property to a buyer. If Kenedix Advisors reasonably determines that such property meets our investment criteria, it has agreed, unless otherwise prohibited by laws or regulations or contracts to which it is a party, to grant the Asset Management Company preferential negotiating rights for such property. In the event that Kenedix Advisors and the Asset Management Company do not reach an agreement for the purchase and sale of the property during the negotiation period, Kenedix Advisors may offer such property to a third party upon giving notice to the Asset Management Company. If the terms proposed by such third party are no more favorable to Kenedix Advisors than those proposed by the Asset Management Company, Kenedix Advisors has agreed to offer an option to the Asset Management Company purchase such property on such terms for us.

Policies with Respect to Certain Activities

Basic Policies

We seek to achieve our investment objective within the framework of the following basic policies, which are reflected in our articles of incorporation as follows:

- We will invest, directly or indirectly, primarily in office buildings, residential and retail properties located in the Tokyo Metropolitan Area including major cities in Tokyo, Kanagawa, Saitama and Chiba prefectures and Other Regional Areas throughout Japan, including government-designated cities (or *seirei shitei toshi*; cities designated by government ordinance and authorized to perform many of the functions normally performed by prefectures), through specified assets.
- We will conduct an investigation and a comprehensive review of all relevant information regarding any prospective acquisition target, such as anticipated future revenues from such property, potential of the area in which such property is located, construction specifications, equipment, estimated earthquake resistance, state of maintenance, environmental and geological features, and related rights attached to such property.
- We will maintain the percentage of the value of our specified real estate assets relative to the value of our specified assets at 75% or more at any time. Specified real estate assets refers to real estate, real estate leasing rights, surface rights, and beneficiary interests in trusts which hold real estate, land leasing rights or surface rights.
- We will maintain the percentage, calculated in accordance with the ordinance of the Ministry of Finance issued under Article 67-15, Paragraph 9 of the Special Taxation Measures Law, of the value of our real estate assets relative to the total value of our assets at 75% or more at any time.

Other Policies

We and the Asset Management Company have developed additional policies with respect to our activities. These policies, to the extent that they are not addressed in our articles of incorporation, may be amended or revised from time to time without a vote of our unitholders. These policies are not binding and are intended to guide the implementation of our investment objective and management of our operations. The Asset Management Company has broad discretion to develop our business strategies and to manage our operations. At any given time, our business operations or the characteristics of our property portfolio may not be fully consistent with these policies.

Portfolio Management Policies

We have portfolio management policies focusing on developing and maintaining a portfolio that seeks to achieve stable revenues and distributions.

Types of Properties. We divide property acquisition targets into one of three functional types of properties: office buildings, focusing on mid-sized office buildings, residential properties and retail properties, such as urban commercial buildings.

Geographic Diversification. Our geographic investment focus is on properties located in the Tokyo Metropolitan Area, including major cities in Tokyo, Kanagawa, Saitama, and Chiba prefectures, with an emphasis on Central Tokyo consisting of the Chiyoda, Chuo, Minato, Shibuya and Shinjuku wards. A portion of our investment portfolio is also located in Other Regional Areas (primarily government-designated cities or major regional hub cities) with the aim of ensuring portfolio diversification and minimizing risks associated with changes in economic and real estate market conditions, earthquakes, typhoons and other natural disasters, and uneven population distribution among regions.

Size and Value of Property. Our general policy for the value of investment properties is to purchase office buildings and retail properties with a minimum value of ¥1 billion with a total investment value of a single property not to exceed 30% of the total investment portfolio. We seek to purchase residential properties with a minimum value of ¥0.5 billion. The total floor area at an office building or a retail property should be more than 1,000 square meters. Our investment targets in residential properties are single-type, compact-type, family-type and prestige-type residential properties. Single type properties consist of small apartments mainly for one person between 20-30m² and have at least 20 units per building. Compact type properties consist of larger apartments mainly for one or two people over 30m² and have at least 15 units per building. Family type properties consist of apartments mainly for three or more people over 60m² and have at least 15 units per building. Prestige type properties consist of apartments mainly for high income families and executives of over 100m² and have at least 5 units per building.

Tenant Characteristics. We make investment decisions based on a tenant's attributes, credibility, line of business, purpose of use, lease terms and conditions, and possible turnover.

Portfolio Goals. Based on our focus on properties in the Tokyo Metropolitan Area as described above, the Asset Management Company decides on specific portfolio targets with respect to our investments. The policy takes into account general economic conditions, real estate market conditions, interest rate trends, population shifts, and other factors, with the aim of realizing our basic investment objective. In the event of a significant change in economic, real estate market or other conditions, however, this portfolio management policy is reviewed and amended as and when considered appropriate by the Asset Management Company.

The Asset Management Company has set non-binding portfolio composition boundaries as general aspirations with respect to our investment activities. These may change from time to time. The Asset Management Company has set a broad framework for a portfolio consisting of more than 50% office buildings, more than 20% residential properties and less than 30% retail and other properties. In terms of location, the policy calls for 70% or more of our properties to be located in the Tokyo Metropolitan Area with the remainder in Other Regional Areas. However, at any given time, our actual property portfolio may not reflect these given goals.

Compliance with Certain Japanese Tax Law Matters

We intend to manage our investments in such a manner as to qualify for lower property registration and acquisition taxes and for deductibility of distributions to our unitholders under Japanese tax laws applicable to J-REITs.

Other Investments

We may, through the Asset Management Company, make investments other than as previously described, although we do not currently intend to do so. We are permitted to make certain investments other than real estate-related investments within the restrictions imposed by the Tokyo Stock Exchange's J-REIT listing rules and the Investment Trusts Association's J-REIT rules and our articles of incorporation. For example, we are permitted to invest in securities issued in connection with real estate securitizations under Japanese law.

Our articles of incorporation prohibit us from investing in foreign real estate, assets or securities backed by foreign real estate and assets denominated in foreign currency.

Our Investment Guidelines set forth that in principle, investment properties are acquired from a medium- and long-term prospective, and assets are not acquired for short-term buying and selling. Short-term herein means a period of less than 1 year, medium-term means a period of more than 1 year to less than 5 years, and long-term means a period of more than 5 years.

Cash Management

Although our articles of incorporation allow us to invest surplus funds in low-risk negotiable securities and monetary claims, we do not intend to make investments in securities and monetary claims for the purpose of cash management. Surplus funds may be used for acquisition of investment properties and capital expenditures, working capital, distribution payment, and payment of obligations including repayment of tenant leasehold and security deposits and borrowings as well as redemption of bonds.

Financial Policy

We borrow only from qualified institutions as defined in the Securities and Exchange Law of Japan (assuming that our tenant leasehold and security deposits are not loans for such purposes). All of our current borrowings are unsecured, provided that we maintain certain financial ratios. We currently do not have any outstanding guarantees. By financing our property acquisitions only after we identify specific properties for potential purchase, we seek to limit the amount of our cash and cash equivalents for which we have no immediate use.

In general, we seek to keep the aggregate amount of our borrowings (excluding tenant leasehold and security deposits) at 60% or less of the value of our total assets. We may, however, exceed that percentage from time to time, for example, as a result of financing acquisitions of additional properties through borrowings instead of equity.

We seek to raise long-term debt capital in longer terms in the future, including debt with maturities over 5 years, in order to extend our average maturities and lower refinancing risk by spreading principal repayments over fiscal periods. In this manner, we seek to create a relatively stable debt financing program.

Depending on market conditions, our financing needs for particular acquisitions or our general liquidity requirements, we may make various types of bank borrowings—fixed or variable interest, short-term or long-term—and also obtain bank lines of credit. We may also issue debt in the capital markets. We may enter into interest hedging transactions, such as interest options and swaps, in order to minimize market and interest rate risks with respect to our borrowings.

We may, by resolution of our board of directors and without unitholder approval, issue additional units in any manner and in such terms and for such consideration as we deem appropriate, subject to the provisions of the Investment Trust Law. Existing unitholders have no preemptive right to purchase units issued in any offering, and any such offering might cause dilution of a unitholder's investment in us.

Our Investment Objective and Strategy

Our investment objective is to secure, in the medium to long term, relatively stable distributions for our unitholders through investment in real estate and interests in real estate. We seek to achieve our investment objective through the following strategies:

Seek Stable Portfolio Growth through Diversified Property Investments

We seek to expand our property portfolio over time by acquiring a diversified range of office buildings, residential and retail properties in major metropolitan areas in Japan, with particular emphasis on the Tokyo Metropolitan Area. We believe that improved conditions in real property markets in major urban areas, including stabilizing property values, falling vacancy ratios and greater transaction volume, create a favorable environment for expanding our portfolio. To capitalize on this environment, we are currently focusing our acquisition efforts on mid-sized office buildings in the Tokyo Metropolitan Area, in particular Central Tokyo, residential properties in densely populated areas with a high number of households and, to a lesser extent, retail properties in central urban commercial districts. We believe that our diversified strategy gives us the flexibility to take advantage of a range of market opportunities to acquire a diverse portfolio of attractive properties, while lowering our overall portfolio risk and differentiating us from other J-REITs.

Leverage Relationship with the Kenedix Group

We believe that we have a strong relationship with the Kenedix Group, which has broad expertise and experience in real property investment and management in Japan. We intend to continue to draw on the expertise and experience of the Kenedix Group and its employees to help us locate and acquire attractive properties and increase their value through active property management. We refer to our portfolio in our marketing activities as "*KENEDIX Selection*", to emphasize the importance of the Kenedix Group in the selection and management of our properties.

Increase Revenues and the Value of Properties that We Acquire through Active Property Management

A key part of our strategy is to increase unitholder value through focused and proactive management of our properties. We intend for the Asset Management Company and Kenedix Advisors, working with on-site property managers, to develop and implement strategies to increase property revenues and value. Key components of our property management strategies include flexible and focused leasing activities that are geared toward particular tenant needs and market trends, careful control of management and operating costs, and achieving efficiencies by centralizing appropriate aspects of property management.

Distributions

In order to maintain our favorable tax treatment available to J-REITs under the Special Taxation Measures Law of Japan, we must distribute in excess of 90% of our distributable income as defined in the Special Taxation Measures Law, which differs slightly from retained earnings under Japanese GAAP. Our articles of incorporation require that we make cash distributions in at least this amount. Our articles of incorporation permit us to distribute cash to our unitholders in excess of retained earnings up to the maximum amount calculated in accordance with the standards set by the Investment Trusts Association of Japan, which set forth that a closed-end J-REIT, such as us, may distribute up to 60% of its depreciation expense in excess of net income as a return of capital, in the event that its retained earnings are less than 90% of its distributable income as defined in the Special Taxation Measures Law, if it determines that it is appropriate to do so.

However, if such maximum amount is still below 90% of our distributable income as defined in the Special Taxation Measures Law, our articles of incorporation further permit us to make distributions in the amount we determine to satisfy the requirements to maintain our favorable tax treatment under the Special Taxation Measures Law. In any event, our articles of incorporation permit us to make distributions in at least the amounts required in order to maintain our favorable tax treatment under the Special Taxation Measures Law.

However, any distribution in excess of retained earnings is likely to create complex Japanese tax issues, especially for individual Japanese resident unitholders. Accordingly, we do not intend to distribute any such excess amounts in the absence of appropriate changes in Japanese tax law that address these Japanese tax issues.

Distribution Performance

Fiscal Period	First Fiscal Period	Second Fiscal Period
Duration of Period	May 6, 2005 to October 31, 2005	November 1, 2005 to April 30, 2006
Unappropriated Retained Earnings	¥242,251,377	¥1,102,013,492
Retained Earnings for the next fiscal period	¥14,137	¥40,412
Cash Distributions (Distribution per unit)	¥242,237,240 (¥3,052)	¥1,101,973,080 (¥13,884)
Earnings Distributed (Earnings Distributed per unit)	¥242,237,240 (¥3,052)	¥1,101,973,080 (¥13,884)
Payments for capital participations (Payments for capital participations per unit)	— (—)	— (—)

Movements in Investment Units Issued and Outstanding

Movements in unitholders' capital and the number of investment units issued and outstanding during the first and second fiscal periods are summarized in the following table. (Note 4)

Settlement Date	Particulars	Investment Units Issued and Outstanding (Units)		Unitholders' Capital (Millions of Yen)		Remarks
		Increase (Decrease)	Balance	Increase (Decrease)	Balance	
May 6, 2005	Private placement	400	400	200	200	(Note 1)
July 20, 2005	Public offering	75,000	75,400	41,868	42,068	(Note 2)
August 16, 2005	Third-party allocation	3,970	79,370	2,216	44,285	(Note 3)

Notes:

1. The Investment Corporation was established with an offer price of ¥500,000 per unit.
2. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥580,000 per unit with an underwritten price of ¥558,250 per unit.
3. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥558,250 per unit.
4. From the end of the second fiscal period, the Investment Corporation issued additional new investment units (offer price: ¥593,096; issue price: ¥572,519) as a means to fund the acquisition of additional properties (payment date: May 1, 2006). Furthermore, the Investment Corporation issued additional new investment units by way of third-party allocation (issue price: ¥572,519) to assist in the acquisition of new investment properties (payment date: May 26, 2006). As a result, unitholders' capital as of May 26, 2006 stood at ¥88,729 million with 157,000 investment units issued and outstanding.

Trends of Investment Unit Certificate Price on the Tokyo Stock Exchange

High and low trading prices for the Investment Corporation's investment units during the first and second fiscal period as traded on the REIT market of the Tokyo Stock Exchange were as follows:

Period	First Fiscal Period	Second Fiscal Period
End of Fiscal Period	October 31, 2005	April 30,2006
High Price	¥618,000	¥670,000
Low Price	¥573,000	¥574,000

The Main Investors of the Investment Corporation

The main investors of the Investment Corporation as of April 30, 2006 are as follows.

Name	Address	Number of Investment Units owned	Ratio (%)
Goldman Sachs International	6-10-1, Roppongi, Minato-ku, Tokyo	8,559	10.78
Japan Trustee Services Bank, Ltd. (trust account)	1-8-11, Harumi, Chuo-ku, Tokyo	5,160	6.50
Nikko Cititrust and Banking Co. (investment trust account)	2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo	4,970	6.26
The Master Trust Bank of Japan, Ltd. (trust account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo	4,580	5.77
Kenedix, Inc.	2-2-9, Shinbashi, Minato-ku, Tokyo	3,970	5.00
Nanto Bank, Ltd.	16, Hashimotocho, Nara-shi, Nara	1,963	2.47
AIU Insurance Company ORD-4 Lending	2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo	1,575	1.98
Trust & Custody Services Bank, Ltd. (securities investment trust account)	1-8-12, Harumi, Chuo-ku, Tokyo	1,390	1.75
The Hiroshima Bank, Ltd.	1-3-8, Kamiyacho , Naka-ku, Hiroshima	1,273	1.60
State Street Bank and Trust Company	6-7, Kabutocho, Nihonbashi Chuo-ku, Tokyo	1,175	1.48
	Total	34,615	43.61

Note : Figures for ratio of investment units owned have been rounded off to the second decimal place.

Debt Financing

Debt financing on a financial institution basis as of April 30, 2006 are as follows.

Classification	Lender	Drawdown Date	Balance at the end of Previous Period (Millions of Yen)	Balance at the end of current Period (Millions of Yen)	Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Short-Term Loan	Aozora Bank, Ltd.	August 1, 2005	2,000	2,000	0.397	July 31, 2006	Full on maturity	(Note 2)	Unsecured/ Unguranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	1,000					
	Resona Bank, Ltd.		500	500					
	Mitsubishi UFJ Trust and Banking Corporation		500	500					
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 21, 2005	3,000	3,000	0.347	September 20, 2006			
	Sumitomo Mitsui Banking Corporation		1,000	1,000					
	Aozora Bank, Ltd.		1,000	1,000					
	Resona Bank, Ltd.		1,000	1,000					
	Mitsubishi UFJ Trust and Banking Corporation	November 1, 2005	—	1,000	0.347	October 31, 2006			
	Sumitomo Mitsui Banking Corporation	March 1, 2006	—	500	0.361	February 28, 2007			
		Subtotal	10,000	11,500					
Long-Term Loan	Mitsubishi UFJ Trust and Banking Corporation	August 1, 2005	2,700	2,700	0.86875	July 31, 2008	Full on maturity	(Note 2)	Unsecured/ Unguranteed
	The Norinchukin Bank		2,500	2,500					
	The Chiba Bank, Ltd.		1,200	1,200					
	Sumitomo Mitsui Banking Corporation		1,000	1,000					
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,000	1,000					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		800	800					
	Resona Bank, Ltd.		300	300					
	Sumitomo Mitsui Banking Corporation	August 1, 2005	3,750	3,750	1.28750	July 31, 2010			
	The Chuo Mitsui Trust and Banking Co., Ltd.		3,750	3,750					
	Mitsubishi UFJ Trust and Banking Corporation		1,500	1,500					
	Resona Bank, Ltd.		500	500					
	Sumitomo Mitsui Banking Corporation	November 1, 2005	—	1,500	0.76875	October 31, 2007			
	The Norinchukin Bank	November 1, 2005	—	3,000	1.09	October 31, 2008			
	Resona Bank, Ltd.		—	500					
	Aozora Bank, Ltd.	December 8, 2005	—	1,500	1.0975	December 7, 2008			
	Resona Bank, Ltd.		—	500					
	The Chiba Bank, Ltd.	March 1, 2006	—	800	1.44875	February 28, 2009			
	Aozora Bank, Ltd.		—	500					
	Mitsui Sumitomo Insurance Co., Ltd.		—	700					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 16, 2006	—	2,500	1.47625	March 16, 2009			
		Subtotal	19,000	30,500					
		Total	29,000	42,000					

Notes :

1. The average interest rate is the weighted-average interest rate for the fiscal period. The Investment Corporation entered into interest-rate swap transactions with the aim of minimizing the risk of future increase in interest rates. The effect of interest-rate swap transactions has been incorporated into calculations for the weighted-average interest rate.
2. Funds procured through debt financing were used to acquire trust beneficiary interests in real estate.

Investment Corporate Bonds

The Investment Corporation had not issued investment corporate bonds as of April 30, 2006.

Portfolios Outline

Composition of Portfolio Assets

Type of Specified Asset	Type	Area	First Fiscal Period (As of October 31, 2005)		Second Fiscal Period (As of April 30, 2006)	
			Total Amount Held (Millions of Yen)	Ratio (%)	Total Amount Held (Millions of Yen)	Ratio (%)
Real Estate	Office Buildings	Tokyo Metropolitan Area	-	-	2,338	2.5
	Retail Properties	Tokyo Metropolitan Area	-	-	55	0.1
Total for Real Estate			-	-	**2,393**	**2.6**
Trust Beneficiary Interest in Real Estate	Office Buildings	Tokyo Metropolitan Area	31,237	40.4	39,679	43.1
		Other Regional Areas	7,207	9.3	7,126	7.7
	Total for Office Buildings		38,444	49.7	46,806	50.8
	Residential Properties	Tokyo Metropolitan Area	18,832	24.4	18,707	20.3
		Other Regional Areas	899	1.2	2,826	3.1
	Total for Residential Properties		19,732	25.5	21,534	23.4
	Retail Properties	Tokyo Metropolitan Area	12,734	16.5	12,700	13.8
	Total for Retail Properties		12,734	16.5	12,700	13.8
Total of Trust Beneficiary Interests in Real Estate			**70,911**	**91.7**	**81,040**	**88.0**
Bank Deposits and Other Assets			**6,413**	**8.3**	**8,618**	**9.4**
Total Assets			**77,325**	**100.0**	**92,053**	**100.0**

Note: "Total Amount Held" is the amount allocated in the balance sheets at the end of the period (figures are on a net book value basis after deducting depreciation).

Purchase and Sales during the Second Fiscal Period

Type	Area	No.	Property Name	Purchase		Sales			
				Date of Acquisition	Acquisition Price (Millions of Yen)	Date of Sales	Sales Price (Millions of Yen)	Book Value (Millions of Yen)	Capital Gain (Loss) (Millions of Yen)
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	November 1, 2005	5,950	-	-	-	-
		A-14	KDX Funabashi Building	March 1, 2006	2,252	-	-	-	-
		A-15	KDX Hamacho Building	March 16, 2006	2,300	-	-	-	-
	Total of Office Buildings				10,502	-	-	-	-
Residential Properties	Other Regional Areas	B-18	Venus Hibarigaoka	December 8, 2005	1,800	-	-	-	-
	Total of Residential Properties				1,800	-	-	-	-
Total					12,302	-	-	-	-

Note : Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.

Capital Expenditure

Planned capital expenditures

Major capital expenditure plans for renovation of properties in which the Investment Corporation holds a trust beneficiary interest for the third fiscal period (May 1, 2006 to October 31, 2006) are as follows. Planned capital expenditure includes portions classified into expenses for accounting purposes.

Property Name (Location)	Purpose	Schedule	Planned Amount of Capital Expenditure (Millions of Yen)		
			Total	Paid in the Fiscal Period Under Review	Total Amount Previously Paid
KDX Hamacho Building (Chuo-ku, Tokyo)	Conversion of leasable ares, renewal work for interior facilities of co-owned areas. other	May 2006 to October 2006	79	–	–
Chigasaki Socie Ni-bankan (Chigasaki, Kanagawa)	Large-scale renovation, other	As above	54	–	–
Venus Hibarigaoka (Sapporo, Hokkaido)	Renwal work for interphone system, building exterior works, other	As above	45	–	–
Dai-ichi Kayabacho Building (Chuo-ku, Tokyo)	Upgrade of external façade and air conditioning system, other	As above	44	–	–
KDX Shin-Yokohama Building (Yokohama, Kanagawa)	Reparis and maintenance of exterior façade, other	As above	43	–	–

Capital Expenditures During the Second Fiscal Period

The Investment Corporation undertook the following major capital expenditures as follows. In the second fiscal period, the Investment Corporation completed work across its entire portfolio totaling ¥565 million. This total comprised of ¥510 million in capital expenditures and ¥55 million for repairs, maintenance and renovation expenses.

Property Name (Location)	Purpose	Schedule	Amount of Capital Expenditures (Millions of Yen)
Nihonbashi 313 Building (Chuo-ku, Tokyo)	Installation of individual air conditioning system, other	November 2005 to April 2006	271
Yoyogi M Building (Shibuya-ku, Tokyo)	Screen installation, renovation of entrance area, other	November 2005 to April 2006	83
Hakata-Ekimae Dai-2 Building (Fukuoka, Fukuoka)	Toilet repairs and improvement work, renovation of entrance area, other	November 2005 to April 2006	36
Others			117
Portfolio Total			510

Long-Term Repairs, Maintenance, and Renovation Plans

The Investment Corporation formulates long-term repairs, maintenance, and renovation plans on an individual investment property basis and allocates a portion of its cash flows generated during the period to a reserve for repairs, maintenance, and renovation to meet large-scale renovation over the medium to long terms. The following amount has been transferred to the reserve from period cash flows.

(Millions of Yen)

Fiscal period	First Fiscal Period	Second Fiscal Period
Reserve for the end of the previous period	–	92
Reserve for the fiscal period under review	92	130
Reversal of reserve for the fiscal period under review	–	57
Reserve bring to the next period	92	165

Expenses and Liabilities

Details for Expenses

(Thousands of Yen)

Item	First Fiscal Period	Second Fiscal Period
(a) Asset management fees	56,239	150,114
(b) Custodian fees	1,272	10,233
(c) Administrative service fees	11,109	27,544
(d) Directors' salaries	5,352	5,400
(e) Audit fees	—	4,000
(f) Other operating expenses	13,319	64,963
Total	87,291	262,254

Note : In addition to the asset management fees indicated in the above table, a total of ¥179,030 thousand for the first fiscal period and ¥46,636 thousand for the second fiscal period, representing property acquisition management fees, was included in the book values of individual real estate assets.

Details of Related-Party Transactions

(1) Details

(Millions of Yen)

	Purchase and Sale Amounts	
	Amount of Purchase	Amount of Sale
Total	12,302	—
	Amount of Purchase from Related-Parties	Amount of Sale to Related-Parties
	5,950	—
Details of related-party transactions		
Y.K. KDX1	5,950	—

(2) Fees

(Thousands of Yen)

Total fees		129,159
	Fees Concerning Related-party Transaction	129,159 (100.0%)
Details of fees and other payments to related parties:		
【Kenedix Advisors Co., Ltd.】		
Leasing management fees		104,453 (80.9%)
Management transfer fees		8,400 (6.5%)
Construction supervision fees		16,305 (12.6%)
Subtotal		129,159 (100.0%)
Total		129,159 (100.0%)

Note: Related parties are defined under Implementation Ordinance No. 20 of the Investment Trust Law and include companies with whom the Investment Corporation has concluded asset management agreements. Related-party transaction details and commissions paid to Kenedix Advisors and Y.K. KDX1 during the second fiscal period are listed in the above table.

Trends in Investment Unit Prices

The Investment Corporation's investment unit certificates were first listed on the Tokyo Stock Exchange on July 21, 2005. Trends in investment unit price and trading turnover from the date of public listing to the close of its second fiscal period, April 30, 2006, are provided in the following table.



KRI Closing Price
Volume
Aggregate Market Value as of April 28, 2006: ¥48,574 million
Highest Trading Price: ¥670,000 (February 9, 2006)
Low Trading Price: ¥573,000 (October 19, 2005)
Volume (Unit)
KRI Closing Price (Yen)
11,000
3,000
2,500
2,000
1,500
1,000
500
0
660,000
640,000
620,000
600,000
580,000
560,000
540,000
520,000
Offer Price at IPO
¥580,000
2005/7/21
2005/8/31
2005/9/30
2005/10/31
2005/11/30
2005/12/31
2006/1/31
2006/2/28
2006/3/31
2006/4/28

Notes: 1. Investment unit prices are shown based upon closing prices.
2. References to "KRI" are to Kenedix Realty Investment Corporation.

Details of the Unitholders

	Financial Institutions (incl. Securities companies)	Other Domestic Corporation	Foreign Corporation and Individuals	Individuals and Others
End of 1st fiscal period (79,370 units)	38,862 units (48.96%)	9,837 units (12.39%)	12,682 units (15.97%)	17,989 units (22.66%)
End of 2nd fiscal period (79,370 units)	37,279 units (46.96%)	6,756 units (8.51%)	22,990 units (28.96%)	12,345 units (15.55%)

Note: Comparative ratios are rounded off to the second decimal place.

Information Provided on the Investment Corporation's Web site

The Investment Corporation will make every effort to disclose relevant and accurate information on its Web site in a timely fashion.

URL	http://www.kdx-reit.com/eng/


BESTINVEST
KENEDIX
Realty Investment Corporation

Kenedix Realty Investment Corporation
Corporate Data
(As of June 12, 2006)

Corporate Office
Daiichi-Tekko Bldg. 8F
1-8-2, Marunouchi, Chiyoda-ku,
Tokyo, 100-0005 Japan
Tel +81-3-5288-7629
Fax +81-3-3216-7000

Date of Incorporation
May 6, 2005

Capital
¥88,729,652,470
157,000 units

Stock Listing
REIT market of the Tokyo Stock Exchange

Security Codes
8972

Transfer Agent
The Chuo Mitsui Trust & Banking Co., Ltd.
3-33-1 Shiba, Minato-ku, Tokyo 105-8574, Japan

Auditor
Ernst & Young ShinNihon
Hibiya Kokusai Bldg.
2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku,
Tokyo 100-0011, Japan

Investor Relations
For further information, please contact our Asset Management Company:
Kenedix REIT Management, Inc.
Financial Planning Division, General Manager
Masahiko Tajima

Daiichi-Tekko Bldg. 8F
1-8-2, Marunouchi, Chiyoda-ku,
Tokyo, 100-0005 Japan
Tel +81-3-5288-7629
Fax +81-3-3216-7000

URL: http://www.kdx-reit.com/eng/